FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March, 2006
The Westaim Corporation

(Translation of registrant’s name into English)
144-4th Avenue, S.W., Suite 1010
Calgary, Alberta T2P 3N4
Canada

(Address of principal executive officers)
(780) 992-5231

(Telephone number, including area code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___
The following documents are included in this Form 6-K and are hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby are) incorporated by reference in the Registration Statement on Form S-8 under the Securities Act of 1933 (Reg. no. 333-12532):
1.	The Registrant’s audited Financial Statements; and

2.	Management’s Discussion & Analysis.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The Westaim Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE WESTAIM CORPORATION
	By:	/s/ Brian D. Heck
Brian D. Heck
Date: March 1, 2006		Vice President, General Counsel & Corporate Secretary

February 9, 2006
MANAGEMENT’S RESPONSIBILITY
FOR FINANCIAL INFORMATION
The accompanying consolidated financial statements, the notes thereto and other financial information contained in this annual report have been prepared by, and are the responsibility of, the management of The Westaim Corporation. Financial information contained throughout this annual report is consistent with the financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles, using management’s best estimates and judgements when appropriate. The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. Policies and procedures are designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable information for the preparation of financial statements. The Audit Committee, which is comprised of three Directors, none of whom is an officer of the Company, meets with management as well as the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the report of the auditors. It reports its findings to the Board of Directors who approve the consolidated financial statements.
The consolidated financial statements have been audited by Deloitte & Touche LLP, the independent auditors, in accordance with generally accepted auditing standards. The auditors have full and unrestricted access to the Audit Committee.

SIGNED	SIGNED

Barry M. Heck President and Chief Executive Officer	G.A. (Drew) Fitch Senior Vice President and Chief Financial Officer

Report of Independent Registered Chartered Accountants
To the Shareholders of
The Westaim Corporation
We have audited the consolidated balance sheets of The Westaim Corporation as at December 31, 2005 and 2004, and the consolidated statements of operations and deficit and cash flow for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004, and the results of its operations and cash flow for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.
The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Calgary, Canada
February 7, 2006

Comments by Independent Registered Chartered Accountants for U. S. Readers on Canada — U.S. Reporting Differences
The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have been implemented in the financial statements, such as the changes described in Notes 2(k), 2(1), 2(n) and 2(s) to the consolidated financial statements. Our report is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the report of Independent Registered Chartered Accountants when the changes are properly accounted for and adequately disclosed in the financial statements.
/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Calgary, Canada
February 7, 2006

THE WESTAIM CORPORATION
Consolidated Balance Sheets

	December 31	December 31
(thousands of Canadian dollars)	2005	2004

ASSETS

Current
Cash and cash equivalents	$115,673	$89,139
Short-term investments	3,954	12,000
Accounts receivable	8,199	6,712
Inventories (note 5)	7,773	3,605
Other	570	538

	136,169	111,994

Other receivable (note 4)	—	1,800
Capital assets (note 6)	71,112	46,776
Capital assets available for sale (note 4)	—	5,500
Intangible assets (note 7)	5,180	5,693
Investments	—	500

	$212,461	$172,263

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$16,302	$12,963
Current portion of long-term debt (note 9)	10,312	—

	26,614	12,963

Long-term debt (note 9)	6,000	4,795
Provision for site restoration (note 10)	6,760	6,708

	39,374	24,466

Non-controlling interest (note 3)	15,447	—

Guarantees (note 14)
Commitments and contingencies (note 15)

Shareholders’ equity
Common shares (note 11)	421,466	421,233
Contributed surplus (note 11)	3,968	3,125
Cumulative translation adjustment (note 12)	(503)	—
Deficit	(267,291)	(276,561)

	157,640	147,797

	$212,461	$172,263

Approved on behalf of the Board:

SIGNED	SIGNED

Ian W. Delaney Director	Frank W. King Director

THE WESTAIM CORPORATION
Consolidated Statements of Operations and Consolidated Statements of Deficit

	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31
	2005	2004	2003
(thousands of Canadian dollars except per share data)		(Restated — note 4)	(Restated — note 4)

Revenue	$28,560	$31,907	$17,123
Costs
Manufacturing	10,799	8,450	5,835
Research and development (note 13)	36,514	35,489	25,871
General and administrative	4,109	5,240	3,817
Depreciation and amortization	7,338	5,722	5,001

Operating loss	(30,200)	(22,994)	(23,401)

Corporate costs	(8,217)	(7,396)	(9,550)
Foreign exchange	410	(563)	(2,081)
Interest	2,073	2,362	2,734
Gain on issuance of shares of subsidiary (note 3)	30,055	—	—
Writedown of capital assets and intangible assets	(570)	(22)	(723)
Gain on sale of investment	1,120	—	—

Loss from continuing operations before income taxes	(5,329)	(28,613)	(33,021)

Income tax expense (note 8)
Current	(179)	(121)	(130)
Future	—	—	(4,698)

	(179)	(121)	(4,828)

Loss from continuing operations	(5,508)	(28,734)	(37,849)

Income from discontinued operations net of income taxes (note 4)	14,778	3,557	2,409

Net income (loss)	$9,270	$(25,177)	$(35,440)

Income (loss) per common share (note 17)
Continuing operations — basic and diluted	$(0.06)	$(0.34)	$(0.48)
Net Income (loss) — basic and diluted	0.10	(0.30)	(0.45)

Weighted average number of common shares outstanding
Basic	92,852,120	84,093,827	78,044,689
Diluted	93,120,936	84,093,827	78,044,689

Deficit at beginning of year	$(276,561)	$(251,384)	$(215,944)
Net income (loss)	9,270	(25,177)	(35,440)

Deficit at end of year	$(267,291)	$(276,561)	$(251,384)

THE WESTAIM CORPORATION
Consolidated Cash Flow Statements

	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31
	2005	2004	2003
(thousands of Canadian dollars)		(Restated — note 4)	(Restated — note 4)

Operating activities
Loss from continuing operations	$(5,508)	$(28,734)	$(37,849)
Items not affecting cash
Depreciation and amortization	7,338	5,722	5,001
Foreign exchange on long-term debt	(1,637)	—	—
Provision for site restoration	—	327	—
Stock based compensation expense	905	1,210	942
Future income taxes	—	—	4,698
Writedown of capital assets and intangible assets	570	22	723
Deferred licensing revenue	—	—	(565)
Gain on sale of investment	(1,120)	—	—
Gain on issuance of shares of subsidiary (note 3)	(30,055)	—	—
Accounts receivable	(2,541)	(670)	365
Inventories	(4,341)	(831)	(544)
Other	(32)	121	136
Accounts payable and accrued liabilities	4,045	2,996	2,407
Site restoration expenditures net of recoveries	52	(1,183)	(185)

Cash used in continuing operations	(32,324)	(21,020)	(24,871)
Cash (used in) provided from discontinued operations	(518)	(2,221)	3,383

Cash used in operating activities	(32,842)	(23,241)	(21,488)

Investing activities
Capital expenditures — continuing operations	(30,754)	(23,432)	(10,383)
Capital expenditures — discontinued operations	—	—	(1,745)
Intangible assets — continuing operations	(977)	(3,686)	(725)
Intangible assets — discontinued operations	—	—	(234)
Redemption and sale of short-term investments	98,335	149,151	53,332
Purchase of short-term investments	(90,289)	(137,708)	(51,525)
Proceeds on sale of investment	1,620	—	—
Proceeds on sale of assets	—	61	1,308
Proceeds on sale of discontinued operations (note 4)	22,614	30,559	—

Cash provided from (used in) investing activities	549	14,945	(9,972)

Financing activities
Proceeds from long-term debt (note 9)	7,154	4,795	—
Issuance of common shares of subsidiary, net of share issuance costs (note 3)	45,502	—	—
Issuance of common shares (note 11)	171	47,946	102
Issuance of convertible debentures of subsidiary (note 9)	6,000	—	—

Cash provided from financing activities	58,827	52,741	102

Net increase (decrease) in cash and cash equivalents	26,534	44,445	(31,358)
Cash and cash equivalents at beginning of year	89,139	44,694	76,052

Cash and cash equivalents at end of year	$115,673	$89,139	$44,694

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

1   BASIS OF PRESENTATION
The Westaim Corporation (the “Company”) was incorporated on May 7, 1996 by articles of incorporation under the Business Corporations Act (Alberta).
The consolidated financial statements include the accounts of the Company and its subsidiaries, iFire Technology Corp. (“iFire”) and Nucryst Pharmaceuticals Corp. (“Nucryst”).
These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP” or “Canadian GAAP”). In addition, Note 19 describes and reconciles the significant measurement differences between Canadian and United States generally accepted accounting principles (“U.S. GAAP”) affecting these consolidated financial statements.
All amounts are expressed in thousands of Canadian dollars except share and per share data unless otherwise noted.
2   SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
a)	Principles of consolidation

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. Entities which are jointly controlled, referred to as joint ventures, and entities which are not controlled but over which the Company has the ability to exercise significant influence, referred to as associated companies, are accounted for using proportionate consolidation and equity method, respectively. Investments in other entities are accounted for using the cost method. Variable interest entities (“VIEs”) (which include, but are not limited to, special purpose entities, trusts, partnerships, certain joint ventures and other legal structures), as defined by the Canadian Institute of Chartered Accountants (“CICA”) in Accounting Guideline 15 “Consolidation of Variable Interest Entities”, are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIEs expected losses and/or expected residual returns. The Company currently does not have any VIEs. Intercompany accounts and transactions are eliminated upon consolidation and unrealized intercompany gains and losses are eliminated when accounting under the equity method.

b)	Use of estimates

GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. Significant estimates include the provision for site restoration, inventory valuation, fair value of stock-based compensation, valuation allowance against future income taxes, and useful lives of capital assets and intangible assets. Actual results could differ from those estimates.

c)	Translation of foreign currencies

Transactions in foreign currencies are translated into Canadian dollars at rates of exchange at the time of such transactions. Monetary assets and liabilities are translated at current rates of exchange. Foreign operations are considered financially and operationally self-sustaining and are translated into Canadian dollars using the current rate method of translation. Under this method, assets and liabilities are translated at the year-end exchange rates. Unrealized gains and losses arising from translating

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

2   SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)
net investments in foreign operations into Canadian dollars are included in shareholders’ equity as a cumulative translation adjustment.

The Company changed its method of foreign exchange translation for Nucryst’s United States based subsidiary (Note 3) from the temporal to the current rate method upon completion of Nucryst’s initial public share offering in December 2005. Under the temporal method, all foreign exchange adjustments arising from the translation of the subsidiary’s financial statements into Canadian dollars were included in the consolidated statement of operations. As required under GAAP, the change in accounting method was applied prospectively and resulted in a cumulative translation adjustment of $503 being recorded as a separate component of shareholders’ equity.

d)	Revenue recognition

Specific revenue recognition policies for each of the Company’s operating segments are as follows:
Nucryst Pharmaceuticals — Revenue from direct sales to third parties is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price to the buyer is fixed or determinable, and collection is reasonably assured. The Company’s revenues earned under license agreements consist primarily of manufacturing cost reimbursements, royalties and payments upon the achievement of specific milestones. For products manufactured under license, revenue is recorded at the date of shipment. Royalty revenue is earned based on a percentage of sales revenue earned by the licensee on its sales to third parties. Revenue relating to the achievement of milestones under licensing agreements is recognized when the milestone event has occurred. Nucryst also derives revenue from research activities and this revenue is recognized as services are performed.

iFire Technology — The Company recognizes revenue from licensing fees over the term that services are being rendered. Deferred licensing revenue represents amounts received under agreements for which the process of earning the revenue has not been completed. Royalties are recognized when earned in accordance with the terms of the specific agreement. As at December 31, 2005 and 2004, iFire was not party to any licensing fee or royalty agreements.
e)	Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term investments with original maturities at the date of acquisition of 90 days or less and are recorded at cost.

f)	Short-term investments

Short-term investments consist of money-market instruments with maturities of less than one year. As at December 31, 2005, the Company held short-term investments recorded at a cost of $3,954 (2004 — $12,000) which reflects current market values.

g)	Inventory valuation

Finished product, raw materials, materials in process, and spare parts and operating materials are valued at the lower of average cost and net realizable value.

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

2   SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)
h)	Research and development costs

Research costs are expensed as incurred and significant project development costs are capitalized in accordance with GAAP once the Company has determined that commercialization criteria concerning the product or process have been met. Amortization of these costs over their estimated useful life commences with the successful commercial production or use of the product or process. On an ongoing basis, management reviews the unamortized balance to ensure that the deferred development costs continue to satisfy the criteria for deferral and amortization.

As at December 31, 2005 and 2004, no development costs have been capitalized.

i)	Government assistance

Government assistance towards research and development expenditures related to capital assets used for research and development is credited against the cost of the related capital asset and all other assistance is credited against the related expenses as incurred.

j)	Capital assets

Land, buildings, machinery and equipment are stated at cost. Depreciation is calculated using a straight-line method based on estimated useful lives of the particular assets which is 20 years for buildings and 3 to 10 years for machinery and equipment.

The Company evaluates the carrying value of capital assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable, and recognizes an impairment charge when it is probable that estimated future non-discounted cash flows of the underlying assets will be less than the carrying value of the assets. Measurement of an impairment loss related to capital assets that management intends to hold and use is based on the fair value of the assets, whereas assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

k)	Site restoration costs and asset retirement obligations

The total estimated costs of site restoration relating to tangible, long-lived assets have been accrued. Site restoration costs have been estimated, taking into consideration the anticipated method and extent of the remediation consistent with regulatory requirements, industry practices, current technology and the possible uses of the site. The estimated amount of future restoration costs is reviewed regularly based on available information. Where the forecasted net restoration costs exceed existing provisions, an additional expense is recognized in the period.

Potential recoveries of costs resulting from indemnifications provided by previous owners of the Company’s industrial sites have not been recognized in these consolidated financial statements as the amount of recovery cannot be reasonably determined. Any future recoveries will be recorded when received.

Effective January 1, 2004, the Company adopted Section 3110 “Asset Retirement Obligations” of the CICA Handbook which addresses the financial accounting and reporting obligations associated with the retirement of tangible, long-lived assets and their associated net retirement costs. Under this Section, an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and a related amortization expense is recognized in future periods. Implementation of Section 3110

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

2   SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)
did not have an impact on the Company’s results from operations or its financial position as the assets subject to these new rules have been sold or written down to nominal value.
l)	Derivative financial instruments

Derivative financial instruments may be utilized by the Company in the management of interest rate and foreign currency exposures. The Company’s policy is not to utilize derivative financial instruments for trading or speculative purposes.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The Company may enter into forward agreements in order to reduce the impact of fluctuating interest rates on its short-term investments and fluctuating foreign currency exchange rates on anticipated future cash flows. These forward agreements would not be designated as hedges for accounting purposes. They require the exchange of payments without the exchange of the notional principal amount on which payments are based. These instruments are recorded at the lower of cost or market. At December 31, 2005 and 2004, there were no open forward rate agreement contracts.

Effective January 1, 2004, the Company adopted new Accounting Guideline 13 “Hedging Relationships” for identifying, designating and documenting hedge relationships, and assessing their effectiveness. The guideline provides parameters on the conditions necessary for hedge accounting to be applied, but does not specify the methods to be used in its application. The guideline, however, does require that the Company adopt an accounting policy for assessing the effectiveness of its hedge relationships. Any ineffectiveness related to instruments recorded in the statement of financial position is to be recognized in income for the period. The new guideline has not had a significant impact on the Company’s financial results.

m)	Income taxes

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying values.

Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization.

n)	Stock-based compensation plans

The Company and certain of its subsidiaries have stock-based compensation plans, which are described in Note 11. Compensation expense for awards that call for settlement in cash or other assets is measured on an ongoing basis as the amount by which the quoted market price exceeds the exercise price at each measurement date. Any obligations related to increases in the value of Deferred Share

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

2   SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)
Units (“DSUs”), Restricted Share Units (“RSUs”), Employee Bonus Appreciation Units (“BAUs”), and Stock Appreciation Rights (“SARs”) are accrued when the change in value occurs with an offset to the consolidated statement of operations.

Any consideration paid by option holders for the purchase of stock is credited to capital stock. If plan entitlements are repurchased from the holder, the consideration paid is charged to retained earnings.

Effective January 1, 2004, the Company adopted revisions to Section 3870 of the CICA Handbook with respect to the accounting and disclosure of stock-based compensation. The revised Section 3870 requires that the fair value of stock options be recorded in the financial statements. These new rules applied to options issued on or after January 1, 2002. The Company elected to apply the provisions retroactively with restatement of prior years.
o)	Earnings per share

Basic earnings per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated on the basis of the average number of shares outstanding during the period plus the additional common shares that would have been outstanding if potentially dilutive common shares had been issued using the “treasury stock” method.

p)	Employee future benefits

All employee future benefits are accounted for on an accrual basis. The Company maintains defined contribution pension plans for its employees. These plans were funded $745 during the year ended December 31, 2005 (2004 — $602; 2003 — $784).

q)	Discontinued operations

Long-lived assets to be disposed of by sale are classified as held for sale in the period in which a formal plan of disposal has been approved, the assets are available for immediate sale and are actively being marketed, and it is expected that the sale will occur within one year. Long-lived assets to be abandoned are classified as held and used until they are disposed of.

Long-lived assets classified as held for sale are carried at the lower of their carrying amount and fair value net of estimated disposition costs. Losses are recognized immediately where carrying value exceeds fair value and gains are recognized at the time of sale.

The results of discontinued operations are reported separately, including gains or losses related to the disposal of related long-lived assets held for sale or disposal. Future costs associated with an exit or disposal activity are recognized in the period in which the liability is incurred.

r)	Intangible assets

The Company’s definite life intangible assets consist of the prosecution and application costs of patents and trademarks and are amortized on a straight-line basis over their estimated useful lives to a maximum of 10 years. The cost of maintaining patents and trademarks are expensed as incurred. The Company evaluates the carrying value of definite life intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Any impairment in the carrying value is charged to expense in the period that impairment has been determined.

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

2    SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)
Indefinite life intangible assets are recorded at fair value. On a regular basis, the Company reviews the carrying value of these assets for impairment. As at December 31, 2005 and 2004, the Company had no indefinite life intangible assets.

s)	Recent adopted and pending accounting pronouncements

i) The Company adopted the CICA guideline on the consolidation of variable interest entities (“VIEs”) on January 1, 2005. VIEs include entities where the equity invested is considered insufficient to finance the entity’s activities. Under this new guideline, the Company is required to consolidate VIEs if the investments in these entities and/or the relationships with them result in the Company being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a formula determined by the standard-setters. The implementation of this guideline did not have a material impact on the Company’s consolidated statement of operations or consolidated financial position.

ii) In 2005, the CICA approved amendments to new Section 3831 “Non-Monetary Transactions” which would converge this Section with U.S. GAAP and with equivalent requirements in International Financial Reporting Standards.

This Section requires that that all non-monetary transactions be measured at fair value, unless certain criteria are met. The amendments replace culmination of the earnings process as the test for applying fair value measurement with a test of commercial substance. Culmination of the earnings process has been difficult to apply in practice and has depended on an assessment of whether the assets exchanged were similar. Commercial substance, however, involves satisfying one of two objectively determined tests based on assessments of cash flows expected with and without the exchange of the non-monetary items. The new requirements apply to non-monetary transactions initiated in periods beginning on or after January 1, 2006. The Company does not expect adoption of this new Section to have a material impact on the Company’s consolidated statement of operations or consolidated financial position.

iii) In January 2005, the CICA issued a new Section to the CICA Handbook, Section 1530 “Comprehensive Income”. Certain gains and losses arising from changes in fair value will be temporarily recorded outside the income statement in comprehensive income. This Section will apply for annual financial statements for fiscal years beginning on or after October 1, 2006. The Company is in the process of evaluating the impact of this new Section.

iv) In January 2005, the CICA issued Section 3855 “Financial Instruments — Recognition and Measurement” and Section 3865 “Hedges”. Under these Sections, all financial instruments including derivatives are to be included on a company’s balance sheet and measured, either at their fair value or, in limited circumstances, when fair value may not be considered most relevant, at cost or amortized cost. These Sections specify when gains and losses, as a result of changes in fair value, are to be recognized in the income statement. These Sections will apply for annual financial statements for fiscal years beginning on or after October 1, 2006. The Company is in the process of evaluating the impact of these recently issued Sections.

v) In January 2005, the CICA issued a new Section to the CICA Handbook, Section 3251 “Equity”. This Section establishes standards for the presentation of equity during a reporting period. This Section will apply for annual financial statements for fiscal years beginning on or after October 1, 2006. The Company is in the process of evaluating the impact of this Section on its consolidated statement of operations and consolidated financial position.

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

2    SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)
vi) In October 2005, the CICA Emerging Issues Committee issued Abstract No. 157, “Implicit Variable Interests Under AcG-15” (EIC-157). This EIC clarifies that implicit variable interests are implied financial interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. EIC-157 will be effective in the first quarter of 2006. The implementation of this EIC is not expected to have a material impact on the Company’s consolidated statement of operations or consolidated financial position.

vii) In December 2005, the CICA Emerging Issues Committee issued Abstract No. 159, “Conditional Asset Retirement Obligations” (EIC—159). This EIC determined that a conditional asset retirement obligation should not be recognized until the fair value of the liability can be reasonably estimated. EIC-159 will be effective for interim and annual reporting periods ending after March 31, 2006. The Company does not expect the adoption of this EIC to have a material impact on the Company’s consolidated statement of operations or consolidated financial position.
3    GAIN ON ISSUANCE OF SHARES OF SUBSIDIARY AND NON-CONTROLLING INTEREST
On December 29, 2005, the Company’s formerly wholly owned subsidiary, Nucryst, completed an initial public offering in which 4,500,000 common shares were issued at a price of US$10.00 per share. Net proceeds after commissions and expenses amounted to US$39,095 ($45,502). US$6,850 of the proceeds were used to reduce the term loan owing by Nucryst to the Company and the remaining balance of the term loan of US$39,642 was converted to common shares of Nucryst on January 27, 2006. As a result of these transactions, the Company’s ownership in Nucryst was reduced from 100% to 68.4% as at December 31, 2005 and increased to 75.3% after the conversion of the remaining term loan on January 27, 2006. The conversion of the term loan to common shares, completed in January 2006, was in accordance with the terms of the Nucryst initial public offering and has been accounted for as being effective on December 31, 2005 in accordance with GAAP. The reduction in the Company’s equity interest in Nucryst has been accounted for as a disposition of shares and resulted in a dilution gain for accounting purposes of $30,055 in 2005 and a non-controlling interest of $15,447 as at December 31, 2005. The operating results relating to the non-controlling interest for the year ended December 31, 2005 were nil.
The Company will continue to consolidate the financial statements of Nucryst with the non-controlling interest being reported separately in the consolidated statement of operations and consolidated balance sheet.
4    DISCONTINUED OPERATIONS
In December 2005, the Company completed the sale of land and building previously included in long-term capital assets available for sale. Prior to the sale, the land and building were leased to the future owner for the period April 1, 2005 to December 15, 2005. Net proceeds from the sale amounted to $7,423 and the gain on sale of $1,923 was included in income from discontinued operations in 2005.
In January 2005, the Company completed a series of transactions whereby two inactive wholly owned subsidiary companies participated in a Plan of Arrangement with two widely held publicly traded companies. This resulted in the reorganization of the participating companies into a single company and the dilution of the Company’s investments to approximately 6.0%. The Company’s pro rata interest in the book value of the recapitalized companies amounted to $2,189. Subsequently, the company created under the Plan of Arrangement was listed on the Toronto Stock Exchange. The inactive subsidiaries were previously carried at nominal value and this transaction resulted in the Company recording a dilution gain

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

4    DISCONTINUED OPERATIONS (continued)
of $2,189 in 2005. In February 2005, the Company sold its investment in the publicly traded company discussed above for net proceeds of $11,519 and recorded a gain on sale of $9,330. No income tax provision was recorded in relation to the dilution gain or the gain on sale of investment as these gains were more than offset by the reduction of unrecognized tax loss carry-forwards. As a result of the divestiture, the Company’s non-capital losses, capital losses and research and development tax credits were reduced by approximately $49,500, $7,700 and $600, respectively.
In January 2004, the Company sold substantially all of the assets and liabilities related to the Ambeon business segment, including its wholly owned subsidiary Neomet Limited, for proceeds of $33,359 (net of transaction costs of $911), of which, $2,800 was held in escrow in respect of general representations and warranties relating to the sale transaction. At December 31, 2004, $1,000 of this escrow receivable was reported in accounts receivable while $1,800 was reported as a long-term other receivable. The entire escrow amount was received during 2005 and is included as proceeds on sale of discontinued operations in the consolidated cash flow statement. The net gain on the sale of Ambeon of $5,436 was net of future income tax expense of $1,032. The results of Ambeon’s operations were accounted for on a discontinued basis. The Company determined that the net proceeds would exceed the net book value of the Ambeon business segment as at December 31, 2003 and therefore no adjustment to the carrying value of Ambeon was required. The gain on the sale of Ambeon was reported in 2004 and any costs incurred in subsequent periods related to discontinued operations have been reported in the period in which they occurred.
In 2005, the Company sold the remaining assets and operations related to Ambeon for net proceeds of $873. The gain on sale of this business, amounting to $739 has been included in discontinued operations and the results from operations of this business have been reclassified to discontinued operations resulting in the restatement of the December 31, 2004 and 2003 consolidated statements of operations and cash flow.
Results of discontinued operations:

	Year Ended	Year Ended	Year Ended
Revenues	December 31, 2005	December 31, 2004	December 31, 2003

Ambeon business segment	$162	$334	$30,114

	Year Ended	Year Ended	Year Ended
Income (expense)	December 31, 2005	December 31, 2004	December 31, 2003

Dilution gain	$2,189	$—	$—
Gain on sale of inactive subsidiaries	9,330	—	—
Gain on sale of capital assets available for sale	1,923	—	—
Gain on sale of Ambeon	739	5,436	—
Income (costs) related to discontinued operations	597	(1,879)	2,409

Net income from discontinued operations	$14,778	$3,557	$2,409

The net income from discontinued operations is after deduction of depreciation and amortization of $Nil for the year ended December 31, 2005 (2004 — $ Nil; 2003 — $1,738). Current income tax expense included in net income from discontinued operations for the year ended December 31, 2005 amounted to $Nil (2004 — $ Nil; 2003 — $27).

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

4    DISCONTINUED OPERATIONS (continued)
Net income per common share from discontinued operations was $0.16 for the year ended December 31, 2005 (2004 — $0.04; 2003 — $0.03).
Amounts included in the consolidated balance sheets relating to discontinued operations are as follows:

	December 31, 2005	December 31, 2004

Accounts receivable	$—	$54
Inventories	—	173
Accounts payable and accrued liabilities	(11)	(1,219)
Capital assets available for sale	—	5,500

5    INVENTORIES

	December 31, 2005	December 31, 2004

Raw materials	$4,571	$2,378
Materials in process	2,473	923
Finished product	614	154
Spare parts and operating materials	115	150

	$7,773	$3,605

6    CAPITAL ASSETS

		Accumulated	Net
December 31, 2005	Cost	Depreciation	Book Value

Land	$505	$—	$505
Buildings	25,790	10,060	15,730
Machinery and equipment	69,802	19,633	50,169
Construction in progress	3,811	—	3,811
Computer hardware and software	4,345	3,448	897

	$104,253	$33,141	$71,112

		Accumulated	Net
December 31, 2004	Cost	Depreciation	Book Value

Land	$505	$—	$505
Buildings	15,022	8,913	6,109
Machinery and equipment	33,724	15,954	17,770
Construction in progress	22,093	—	22,093
Computer hardware and software	3,620	3,321	299

	$74,964	$28,188	$46,776

The construction of iFire’s pilot manufacturing plant for flat panel displays at its Toronto location was completed in December 2005 at which time depreciation of the plant commenced. Nucryst continues to expand its wound care production facility in Fort Saskatchewan, Alberta. As a result, at December 31,

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

6    CAPITAL ASSETS (continued)
2005, capital assets include construction in progress in the amount of $3,811 (2004 — $22,093) that is not currently subject to depreciation. Depreciation on capital assets for the year ended December 31, 2005 was $5,855 (2004 — $5,260; 2003 — $4,638).
7    INTANGIBLE ASSETS

	December 31, 2005	December 31, 2004

Patents and trademarks	$8,601	$7,591
Less accumulated amortization	(3,421)	(1,898)

	$5,180	$5,693

Amortization of intangible assets was $1,483 for the year ended December 31, 2005 (2004 — $462; 2003 — $363).
8    INCOME TAXES
The following is a reconciliation of income taxes, calculated at the statutory income tax rate, to the income tax provision included in the consolidated statements of operations.

	Year Ended	Year Ended	Year Ended
	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003

Loss from continuing operations before income taxes	$(5,329)	$(28,613)	$(33,021)
Statutory income tax rate	33.62%	33.87%	36.74%

Expected income tax recovery	(1,792)	(9,691)	(12,132)
Losses and temporary differences
— valuation allowance	12,023	9,691	16,830
Tax effect of items not subject to tax
— gain on issuance of shares of subsidiary (Note 4)	(10,107)	—	—
Large corporations and capital taxes	55	121	130

Income tax expense	$179	$121	$4,828

Classified as:
Current	$179	$121	$130
Future	—	—	4,698

Income tax expense	$179	$121	$4,828

Income taxes are recognized for future income tax consequences attributed to estimated differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases.

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

8   INCOME TAXES (continued)
The net future income tax asset is comprised of:

	December 31, 2005	December 31, 2004

Future income tax assets:
Tax benefit of loss carry-forwards and tax credits	$118,845	$107,585
Provisions and reserves	3,359	3,174
Capital, intangible and other assets	1,935	5,223
Less valuation allowance	(108,122)	(110,537)

	16,017	5,445

Future income tax liabilities:
Capital, intangible and other assets	(15,835)	(5,263)
Other	(182)	(182)

	(16,017)	(5,445)

Future income tax assets, net	$—	$—

The future income tax asset valuation allowance is in respect of tax loss carry-forwards and tax credits primarily relating to subsidiaries involved in technology development.
The Company has non-capital losses for income tax purposes of approximately $237,341 (2004 — $215,303; 2003 — $192,764) that can be used to offset taxable income, if any, in future periods. These recognized losses have been fully offset by a valuation allowance and expire at various times to the end of 2025, with $22,517 expiring by 2012. The Company also has capital losses of approximately $20,224 (2004 — $27,939; 2003 — $5,865) as well as research and development tax credits of approximately $47,380 (2004 — $38,837; 2003 — $29,419) which will expire at various times to the end of 2015. Cash taxes relating to continuing operations paid during the year amounted to $270 (2004 — $141; 2003 — $155).
9   LONG-TERM DEBT
In January 2004, iFire entered into a Japanese Yen 1,080,000,000 loan agreement with Dai Nippon Printing Co., Ltd. (“DNP”) to finance certain new equipment in iFire’s Toronto pilot facility. The loan was drawn down during 2004 and 2005, carries an average interest rate of 1.64% per annum and is repayable in full in Japanese Yen on June 30, 2006. The loan is secured by the assets financed under the agreement. Interest expense on the loan amounted to $137 for the year ended December 31, 2005 (2004 — $13) and the liability reported at December 31, 2005 includes accrued interest of $137 which is payable at the end of the loan term. As at December 31, 2005, the outstanding loan balance amounted to Yen 1,029,259,143 ($10,175) (2004 — Yen 408,166,000 ($4,782)). In 2005, the Company entered into forward transactions to purchase Japanese Yen 918,901,467 to hedge the foreign currency exposure of the loan. Unrealized losses on these hedges amounting to $1,994 (2004 — $Nil) have been included in foreign exchange in the consolidated statement of operations and accrued in accounts payable and accrued liabilities at December 31, 2005.
In February 2005, a wholly owned subsidiary of the Company issued $6,000 of convertible debentures to private investors. These debentures mature in February 2007, bear interest at 5% per annum, have no recourse to the Company and are convertible into a maximum of 12,000,000 non-voting common shares of the inactive subsidiary. If converted, the Company’s economic interest in the inactive subsidiary would be reduced to approximately 22% and the Company’s consolidated non-capital losses and research and development tax credits would be reduced by approximately $91,000 and $18,000, respectively. These convertible debentures are financial instruments which have both debt and equity components. The value

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

9     LONG-TERM DEBT (continued)
assignable to the conversion option at the date of issue was determined to be immaterial. Interest expense on these debentures during 2005 amounted to $206 and was accrued in accounts payable and accrued liabilities at December 31, 2005.
10   PROVISION FOR SITE RESTORATION
Changes in the provision are as follows:

	Year Ended
	December 31, 2005	December 31, 2004

Provision at beginning of year	$6,708	$7,564
Additional provisions	—	327
Expenditures incurred	(100)	(1,640)
Costs recovered	152	457

Provision at end of year	$6,760	$6,708

The provision relates primarily to site restoration associated with soil and groundwater reclamation and remediation, based on periodic independent estimates of these costs as at December 31, 2005.
Potential recoveries of costs resulting from indemnifications provided by previous owners of the Company’s industrial sites have not been recognized in the consolidated financial statements as the amount of recovery cannot be reasonably determined. Any future recoveries will be recorded when received.
11   CAPITAL STOCK
a)	Share Capital

The Company’s authorized share capital consists of an unlimited number of common shares, Preferred A shares and Preferred B shares. Changes in the Company’s common shares outstanding during 2005, 2004 and 2003 are as follows:

	2005		2004		2003
Common Shares	Number	Stated Capital	Number	Stated Capital	Number	Stated Capital

Balance at beginning of year	92,828,054	$421,233	78,073,386	$373,230	78,032,787	$373,128
Employee share purchase plan	72,595	233	28,785	135	40,599	102
Share offering	—	—	14,705,883	47,801	—	—
Stock options exercised	—	—	20,000	67	—	—

Balance at end of year	92,900,649	$421,466	92,828,054	$421,233	78,073,386	$373,230

During 2005, 72,595 (2004 — 28,785; 2003 — 40,599) common shares were issued with respect to the Company’s employee share purchase plan at a weighted average price of $2.36 (2004 — $3.24; 2003 — $2.50). The value of these rights to acquire common shares of $62 (2004 — $42; 2003 — $Nil) was reclassified from contributed surplus to share capital.

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

11   CAPITAL STOCK (continued)
No options of the Company were exercised in 2005 or 2003. In 2004, 20,000 options were exercised at an average price of $2.59, and $15 relating to the fair value of these options was reclassified from contributed surplus to share capital.

On August 4, 2004, the Company completed a $50,000 share offering. A total of 14,705,883 new common shares were issued at a price of $3.40. Four members of the Company’s Board of Directors purchased 4,852,942 shares under the offering. Net proceeds, after fees and expenses, amounted to $47,801.
b)	Stock-based compensation plans

Employee and Director stock option plan — The Company maintains an Employee and Director Stock Option Plan under which the Company may grant options for 10,750,000 shares of common stock of the Company at an exercise price equal to the market price of the Company’s stock at the date of grant. Options awarded are exercisable for a period of 10 years and vest as to one third of the grant on each of the first, second and third anniversaries after the date of the grant. The Company maintains a Directors and Officers Share Purchase Program under the provisions of the Stock Option Plan. Under the Share Purchase Program, Directors and designated officers may be granted one option for each common share purchased to a cumulative 50,000 options. Options, equal to the net purchases of common shares by the optionee during the calendar year, vest at the end of the calendar year in which the purchases were made. Any options issued under this program which do not vest at the end of the year are cancelled.

A summary of the status of the Company’s stock option plans as at December 31, 2005, 2004 and 2003, and changes during the years ending on those dates is presented below:

	2005		2004		2003
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
Stock Options	Number	Price	Number	Price	Number	Price

Outstanding at beginning of year	4,659,600	$6.94	5,833,400	$8.71	5,665,599	$9.41
Granted	390,000	$3.66	497,500	$3.61	427,800	$1.87
Exercised	—	$—	(20,000)	$2.59	—	$—
Cancelled	—	$—	(1,651,300)	$12.25	(259,999)	$12.62

Outstanding at end of year	5,049,600	$6.68	4,659,600	$6.94	5,833,400	$8.71

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

11   CAPITAL STOCK (continued)
The following table summarizes information about stock options outstanding as at December 31, 2005:

		Options Outstanding		Options Exercisable

		Weighted
	Number	Average Remaining		Number	Weighted
Range of Exercise	Outstanding	Contractual Life	Weighted Average	Exercisable	Average
Prices	Dec. 31, 2005	(in years)	Exercise Price	Dec. 31, 2005	Exercise Price

$1—$3	451,500	7.1	$1.85	326,500	$1.87
$3—$6	2,240,700	4.4	$4.17	1,640,700	$4.35
$6—$9	1,311,403	3.1	$7.17	1,311,403	$7.17
$9—$12	431,000	4.4	$10.45	431,000	$10.45
$12—$16	614,997	4.4	$15.72	614,997	$15.72

$1—$16	5,049,600	4.3	$6.68	4,324,600	$7.24

Effective January 1, 2004, the Company adopted revisions to Section 3870 of the CICA Handbook with respect to the accounting and disclosure of stock-based compensation requiring that the fair value of stock options be recorded in the financial statements. For the year ended December 31, 2005, corporate costs, research and development costs, and selling, general and administrative expenses include additional compensation expense relating to stock options totaling $905 (2004 — $1,210; 2003 — $942) with an offsetting increase to contributed surplus.
The fair value of each option grant by the Company and its subsidiaries is estimated using the Black-Scholes option pricing model assuming no dividends are paid on common shares, a risk-free interest rate of 4.33% (2004 — 4.80%; 2003 — 5.05%), an average life of 7.0 years and a volatility of 57.72% (2004 — 58.47%; 2003 — 59.89%). The amounts computed according to the Black-Scholes pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.
Deferred share unit plan — The Company maintains DSUs for the non-executive Directors of the Company. DSUs are issued at the market value of the Company’s shares at the date of grant, vest upon death or retirement of the Director and are payable in cash. Directors may elect to receive additional DSUs in lieu of fees, which are issued at 90% of the market value of the Company’s shares at the date of grant. Compensation expense relating to DSUs during the year amounted to $888 (2004 — $172; 2003 — $572) and as at December 31, 2005, a liability of $1,842 (2004 — $954) has been accrued with respect to issued DSUs.
Restricted share unit plan — In 2004, the Company instituted a Restricted Share Unit Plan for the Executive Officers of the Company. These units vest over three years and are payable when fully vested in a combination of common shares and cash at the weighted average trading price at the date of exercise. The liability with respect to these units is accrued over the vesting period. Compensation expense with respect to RSUs during the year amounted to $524 (2004 — $139) and the corresponding accrued liability as at December 31, 2005 was $663 (2004 — $139).
Employee share purchase plan — Under the Employee Share Purchase Plan, employees are entitled to subscribe for common shares of the Company, to a maximum value of five percent of their annual compensation. Payment for these shares is made over a 24-month period at a price per share equal to the lesser of the market value at the offering date and the market value at the end of the purchase period. The market value at the offering date of July 18, 2005 was $4.02 (July 19, 2004 — $3.55; July 21, 2003 — $2.36). At December 31, 2005 there were outstanding purchase arrangements with employees having an aggregate

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

11   CAPITAL STOCK (continued)
value of $474 (2004 — $363; 2003 — $389). During the year ended December 31, 2005, a total of 72,595 shares were issued under this Plan at an average price of $2.36 (2004 — 28,785 shares at $3.24; 2003 — 40,599 shares at $2.50).
Employee bonus appreciation units — Employees of the Company, other than non-executive officers, are granted Bonus Appreciation Units (“BAUs”). BAUs are issued at the market value of the Company’s shares at date of grant, vest over three years and are payable when vested in cash at the amount by which the market value of the Company’s shares exceed the share price at the date of grant. Net changes in the value of BAUs is recognized as compensation expense over the vesting period. As at December 31, 2005, the accrued liability relating to BAUs amounted to $178 (2004 — $65).
Subsidiary stock-based compensation plans — The Company also maintains equity incentive plans for certain employees of its technology subsidiaries, Nucryst and iFire, under which stock options have been granted representing 5.0% to 5.5% of the outstanding shares of the respective subsidiaries. Effective January 1, 2004, these plans are being accounted for under the fair value method with the related compensation expense being recorded in the consolidated statement of operations. Subsidiary stock options generally vest evenly over a three-year period and expire after 10 years from the date of grant. The exercise prices of stock options granted are not less than the fair value of the subsidiary’s stock at the time of the grant. No shares were issued by the Company in 2005, 2004 or 2003 with respect to these plans.
SARs have been granted to employees of certain technology subsidiaries. SARs vest over time and may be settled with cash, shares of the subsidiary and, in the case of iFire SARs, shares of the Company at the Company’s option. The exercise prices of SARs granted are not less than the fair value of the subsidiary’s stock at the time of the grant. The total potential liability upon exercise of these SARs is capped at $1,462.
Net changes in the value of SARs, measured as the amount by which quoted market prices or fair value exceeds the exercise price at the measurement date, is recognized as compensation expense over the SARs’ vesting period. As at December 31, 2005, the accrued liability relating to SARs amounted to $105. The liability as at December 31, 2004 and 2003 was $Nil as the estimated market value of the subsidiaries’ SARs was less than their exercise price.
12   CUMULATIVE TRANSLATION ADJUSTMENT
The cumulative translation adjustment represents the net unrealized foreign currency translation loss on the Company’s net investment in self-sustaining foreign operations.

	2005	2004

Cumulative translation adjustment beginning of year	$—	$—
Unrealized loss resulting from change in accounting policy (Note 2c)	(503)	—

Cumulative translation adjustment end of year	$(503)	$—

U.S. Dollar exchange rate, end of year	$1.1659	$1.2036

The change in cumulative translation adjustment is primarily the change in the rate of exchange between the Canadian dollar and the U.S. dollar and the effect this change has on the assets and liabilities of the Company’s self-sustaining foreign subsidiary.

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

13   RESEARCH AND DEVELOPMENT FUNDING AGREEMENTS
In 2001, iFire entered into a research and development contribution agreement with the Government of Canada through Technology Partnerships Canada (“TPC”). Under this agreement, TPC agreed to contribute 28.371% of eligible research and development costs and related capital expenditures incurred by iFire to a maximum of $30,000.
Under the terms of the agreement, iFire will pay a royalty to TPC equal to 1.065% of eventual commercial sales of the technology under development. In addition, TPC received warrants to purchase common shares of iFire exercisable for an additional consideration of $6,283. The warrants expire on December 31, 2009 and, as at December 31, 2005, represented approximately 0.5% of the current outstanding common shares of iFire.
Contributions were recorded as a reduction of the cost of the applicable capital asset or credited to the statement of operations of iFire as determined by the nature of the expenditure being funded. Contribution claims totaling $5,997 were recorded in 2003. Of this amount, $5,204 was credited to research and development expense and $793 was credited to capital assets. As at December 31, 2003, the Company had received the maximum $30,000 eligible funding.
On January 1, 2003, the Company entered into a series of agreements with a third party whereby the third party agreed to reimburse iFire for a portion of the costs related to research and development projects of mutual interest to iFire and the third party. These agreements provide for reimbursement totaling USD $3,800 to be paid quarterly between January 2003 and October 2006. These reimbursements are recorded as a reduction to research and development expenditures in the consolidated financial statements and amounted to $1,152 (2004 — $1,251; 2003 — $1,364).
14   GUARANTEES
The Company has agreements to indemnify its Officers and Directors for certain events or occurrences while the Officer or Director is or was serving at the Company’s request in such capacity. The maximum potential amount of future payments is unlimited. However, the Company maintains Director and Officer liability insurance coverage that limits its exposure and enables the Company to recover a portion of any future amounts paid.
In addition, the Company has provided indemnifications to third parties with respect to future site restoration costs to be incurred on properties previously owned by the Company. These estimated costs have been included in the provision for site restoration (Note 10).
15   COMMITMENTS AND CONTINGENCIES
Commitments
The Company is committed to capital expenditures of $2,508 (2004 — $17,987; 2003 — $1,315) and to future annual payments under operating leases for facility and office space and equipment as follows:

2006	2007	2008	2009	2010

$ 763	$550	$536	$188	$14

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

15   COMMITMENTS AND CONTINGENCIES (continued)
Contingencies
The Company and its subsidiaries are party to legal proceedings in the ordinary course of their businesses. Management does not expect the outcome of any of these proceedings to have a material effect on the Company’s financial position or operating results.
16   FINANCIAL INSTRUMENTS
Fair value of financial instruments
The carrying value of the Company’s interest in financial instruments approximates their fair value. The estimated fair value approximates the amount for which the financial instruments could currently be exchanged in an arm’s length transaction between willing parties who are under no compulsion to act. Certain financial instruments lack an available trading market and, therefore, fair value amounts should not be interpreted as being necessarily realizable in an immediate settlement of the instrument.
Interest rate risk
Interest rate risk reflects the sensitivity of the Company’s financial results and condition to movements in interest rates. For 2005, a 1% decrease in interest rates would have reduced earnings before income taxes by $684 (2004 — $937; 2003 — $783). Conversely, a 1% increase in interest rates would have increased earnings before taxes by a similar amount.
Foreign currency risk
The Company is exposed to currency risks as a result of its export to foreign jurisdictions of goods produced in Canada. These risks are partially covered by purchases of goods and services in the foreign currency and by forward exchange contracts (Note 9).
Credit risk
The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, and forward contracts. Cash and short-term investments are placed with major financial institutions or invested in the commercial paper of large organizations. The Company has a concentration of credit risk through its reliance on one customer for Nucryst’s wound care products. This risk is limited due to the long-term contractual relationship with this customer.

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

17   EARNINGS PER SHARE
In calculating earnings per share under the treasury stock method, the numerator remains unchanged from the basic earnings per share calculation as the assumed exercise of the Company’s stock options does not result in an adjustment to income. The reconciliation of the denominator in calculating diluted earnings per share is as follows:

	Year Ended	Year Ended	Year Ended
	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003

Weighted average number of common shares outstanding — basic earnings per share	92,852,120	84,093,827	78,044,689
Effect of dilutive securities
— Options	267,078	—	—
— Employee share purchase plan	1,738	—	—

Weighted average number of common shares outstanding — diluted earnings per share	93,120,936	84,093,827	78,044,689

The impact of all dilutive securities on earnings per share was anti-dilutive for the years ended December 31, 2004 and 2003.
Options to purchase 5,049,600 common shares were outstanding at December 31, 2005 (2004 — 4,659,600; 2003 — 5,833,400). Of these options outstanding in 2005, 3,979,100 (2004 — 3,939,100; 2003 — 5,424,700) were excluded in the calculation of diluted earnings (loss) per share because the exercise price of the option was greater than the weighted average market value of the common shares in the year.
18   SEGMENTED INFORMATION
The Company has two operating segments, which have been determined based on the nature of the products produced: Nucryst Pharmaceuticals and iFire Technology. Discontinued operations are disclosed separately (Note 4).
The Nucryst Pharmaceuticals segment researches, develops, manufactures and commercializes innovative medical products that fight infection and inflammation, and pharmaceutical products based on noble metal nanocrystalline technology. The iFire Technology segment has developed a proprietary flat-panel full color solid state display technology with applications in the large screen television market.
The accounting policies of the reportable segments are the same as those described in Note 2. Included in other non-cash assets of $6,914 at December 31, 2005 (2004 — $8,770; 2003 — $7,800) are assets that cannot be allocated to a particular segment. Non-cash assets excludes short-term investments and assets available for sale.

		Operating
Year Ended		Income	Depreciation		Non-cash Assets
December 31, 2005	Revenue	(Loss)	and Amortization	Capital Expenditures	Dec.31, 2005

Nucryst Pharmaceuticals	$28,560	$1,590	$1,549	$4,461	$27,315
iFire Technology	—	(31,844)	5,072	24,096	58,605
Other	—	54	717	2,197	6,914

	$28,560	$(30,200)	$7,338	$30,754	$92,834

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

18   SEGMENTED INFORMATION (continued)

		Operating
Year Ended		Income	Depreciation		Non-cash Assets
December 31, 2004	Revenue	(Loss)	and Amortization	Capital Expenditures	Dec.31, 2004

Nucryst Pharmaceuticals	$31,907	$6,079	$1,128	$3,163	$17,476
iFire Technology	—	(27,884)	3,539	18,649	39,378
Other	—	(1,189)	1,055	1,620	8,770

	$31,907	$(22,994)	$5,722	$23,432	$65,624

Year Ended		Operating	Depreciation and		Non-cash Assets
December 31, 2003	Revenue	Loss	Amortization	Capital Expenditures	Dec.31, 2003

Nucryst Pharmaceuticals	$16,212	$(2,014)	$892	$1,827	$12,556
iFire Technology	911	(20,054)	2,693	8,424	20,544
Other	—	(1,333)	1,416	132	7,800

	$17,123	$(23,401)	$5,001	$10,383	$40,900

All of Nucryst’s revenues are earned through a long-term exclusive licensing agreement with an international wound care company which expires in 2026. Nucryst exports manufactured products to this company for their resale in international markets.
19   RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES
These consolidated financial statements have been prepared in accordance with Canadian GAAP which conform in all material respects with those used in the United States (“U.S. GAAP”), except as set forth below:

a)	Derivative Instruments and Hedging Activities

Under U.S. GAAP, pursuant to Statement of Financial Accounting Standards (“SFAS”) 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), companies are required to record derivatives on the balance sheet as assets or liabilities measured at fair value. For those derivatives representing effective cash flow hedges of risks and exposures, unrealized gains or losses resulting from changes in the fair values are presented as a component of other comprehensive income (“OCI”) as defined in SFAS 130 “Reporting Comprehensive Income"(“SFAS 130”). To the extent certain derivatives do not represent effective hedges, unrealized gains or losses are included in the income statement for U.S. GAAP purposes. Derivatives embedded within hybrid instruments are generally not separately accounted for except for those related to equity-linked deposit contracts which are not applicable to the Company.

Hedges against price risk exposure on contracted nickel sales and raw materials purchases in the discontinued Ambeon segment were considered effective cash-flow hedges under SFAS 133. Management regularly measured the effectiveness of these hedges, with unrealized gains and losses reported in OCI for U.S. GAAP purposes. From time to time, the Company reduces its exposure to foreign currency and interest rate fluctuations by entering into forward transactions. These transactions are not considered hedging activities under SFAS 133 and unrealized gains and losses are included in the income statement. As at December 31, 2005 the Company has no adjustments to OCI with respect to cash-flow hedges (December 31, 2004 — recovery $982; December 31, 2003 — charge $907).

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

19   RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)
b)	Gain on issuance of shares by subsidiary

In accordance with Canadian GAAP, the Company is required to account for gains and losses on the issuance of shares by a subsidiary as a component of income. Under U.S. GAAP, the effect of such dilution gains may be recorded as income except in circumstances where subsequent capital transactions are contemplated that raise concerns about the likelihood of realizing the gain. In addition, realization of the gain is not assured where the subsidiary is a newly formed, non-operating entity; a research and development start-up; or development-stage company. It is the Company’s policy to record dilution gains as a component of income for U.S. GAAP purposes. However, for a transaction in 2001 involving iFire, which at that time was an early stage research and development company, the dilution gain was required to be recorded in equity as an increase in paid-in capital rather than as income. Subsequent dilution gains have met the criteria for income statement recognition under both Canadian GAAP and U.S. GAAP.

c)	Pension

Under U.S. GAAP, the Company would have recorded an additional minimum liability for under-funded plans representing the excess of the accumulated benefit obligation over the pension plan assets, less the pension liability already recognized and the net unamortized prior service cost. Under SFAS 130 “Reporting Other Comprehensive Income” the increase in liabilities is charged directly to other comprehensive income.

The Company wound up the defined benefit plan in 2003 and there will be no reconciling differences in future years.

d)	Research and Development

Under U.S. GAAP, the cost of purchased research and development should be charged to income, in the period incurred, when no alternative uses exist for the purchased research and development. As the patents and intellectual property purchased are restricted to use in inorganic electroluminescent displays, the costs have been fully expensed under U.S. GAAP.

Under Canadian GAAP, such costs are capitalized and amortized over their estimated useful lives.

e)	Stock-based Compensation

U.S. GAAP SFAS 123, “Accounting for Stock-based Compensation” (“SFAS 123”), encourages that stock-based compensation be accounted for based on a fair value methodology. As permitted by the statement, the Company and its subsidiaries have elected to continue measuring compensation costs as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price.

As the exercise price of options granted by the Company and its subsidiaries is not less than the market value at the date of grant, no compensation expense is recognized.

Under Canadian GAAP, effective January 1, 2004, the Company adopted revisions to Section 3870 of the CICA Handbook which requires that the fair value of stock options be recorded in the financial statements (see Note 2n). These new rules applied to options issued on or after January 1, 2002. As a

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

19   RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)
result, the Company has recorded stock-based compensation expense under Canadian GAAP for the year ended December 31, 2005 of $905 (2004 — $1,210; 2003 — $942).

f)	Foreign Currency Translation Adjustments

Under U.S. GAAP, the Company records unrecognized gains and losses arising from translating net investments in foreign operations into Canadian dollars in accumulated other comprehensive loss as a separate component of shareholders’ equity.

Under Canadian GAAP, such unrealized gains and losses are included in shareholders’ equity as a cumulative translation adjustment.
The effect of the above differences on the Company’s financial statements is set out below:

Consolidated Balance Sheets	December 31, 2005		December 31, 2004

	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP

Intangible assets (d)	$5,180	$3,180	$5,693	$2,693
Capital stock (e)	421,466	421,347	421,233	421,176
Contributed Surplus (e)	3,968	403	3,125	403
Deficit (b) (d) (e)	(267,291)	(276,116)	(276,561)	(287,291)
Additional paid-in-capital (b)	—	10,509	—	10,509
Accumulated other comprehensive loss (f)	—	(503)	—	—
Cumulative translation adjustment (f)	(503)	—	—	—

Shareholders' Equity	December 31, 2005	December 31, 2004

Canadian GAAP	$157,640	$147,797
Adjustments
Research and development (d)	(2,000)	(3,000)

U.S. GAAP	$155,640	$144,797

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

19   RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

	Year Ended December 31
	2005	2004	2003
Consolidated Statements of Operations		(Restated - note 4)	(Restated - note 4)

Loss from continuing operations
Canadian GAAP	$(5,508)	$(28,734)	$(37,849)
Research and development (d)	1,000	(3,000)	—
Stock-based compensation (e)	905	1,210	942

Loss from continuing operations
U.S. GAAP	(3,603)	(30,524)	(36,907)
Income from discontinued operations
Canadian GAAP and U.S. GAAP	14,778	3,557	2,409

Net income (loss) applicable to common shareholders
U.S. GAAP	11,175	(26,967)	(34,498)
Other comprehensive income (loss)
Pension (c)	—	—	665
Cash flow hedges (a)	—	982	(907)
Foreign currency translation adjustments (f)	(503)	—	—

Net comprehensive income (loss)
— U.S. GAAP	$10,672	$(25,985)	$(34,740)

	Year Ended December 31
Income (loss) Per Common Share	2005	2004	2003

Canadian GAAP
Loss from continuing operations	$(0.06)	$(0.34)	$(0.48)
Net income (loss)	$0.10	$(0.30)	$(0.45)
U.S. GAAP
Loss from continuing operations	$(0.04)	$(0.36)	$(0.47)
Net income (loss)	$0.12	$(0.32)	$(0.44)

Consolidated Cash Flow	Year Ended		Year Ended		Year Ended
Statements	December 31, 2005		December 31, 2004		December 31, 2003

	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Loss from continuing operations	$(5,508)	$(3,603)	$(28,734)	$(30,524)	$(37,849)	$(36,907)
Items not affecting cash:
Stock-based compensation (e)	$905	$—	$1,210	$—	$942	$—
Depreciation and amortization (d)	$7,338	$6,338	$5,722	$5,722	$5,001	$5,001
Write down of capital assets and intangible assets (d)	$570	$570	$22	$3,022	$723	$723
Changes in items not affecting cash (d)(e)	$(26,816)	$(28,721)	$7,714	$9,504	$12,978	$12,036

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

19   RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)
Stock-based compensation
U.S. GAAP, SFAS 123 “Accounting for Stock-Based Compensation” (“SFAS 123”) encourages that stock-based compensation be accounted for based on a fair value methodology. As permitted by the Statement, the Company and its subsidiaries have elected to continue measuring compensation costs as the excess, if any, of the quoted market value of the stock at the date of the grant over the exercise price. As the exercise price of options granted by the Company and its subsidiaries is not less than the market value at the date of grant, no compensation expense is recognized.
If compensation costs for the Company’s and its subsidiaries’ stock option plans had been determined based on the fair value methodology over the vesting period consistent with SFAS 123, including options issued by the Company and its subsidiaries prior to January 1, 2002, the Company’s net income (loss) per share would have been reduced to the pro-forma amounts indicated below:

	Year Ended December 31
	2005	2004	2003

Net income (loss) applicable to common shareholders
U.S. GAAP	$11,175	$(26,967)	$(34,498)
Total stock-based employee compensation expense determined under fair-value based method for awards net of tax effects	(905)	(1,040)	(4,518)

Pro forma net income (loss) applicable to common shareholders — U.S. GAAP	$10,270	$(28,007)	$(39,016)
Loss per common share — U.S. GAAP
Loss from continuing operations	(0.04)	(0.36)	(0.47)
Net income (loss)	0.12	(0.32)	(0.44)
Pro forma
Loss from continuing operations	(0.05)	(0.38)	(0.53)
Net income (loss)	0.11	(0.33)	(0.50)

The fair value of each option grant by the Company and its subsidiaries was estimated using the Black-Scholes options pricing model assuming no dividends are to be paid on common shares, a risk free interest rate of 4.33% (2004 — 4.80%; 2003 — 5.05%), an average life of 7.0 years and a volatility for the shares of the companies of 57.72% (2004 — 58.47%; 2003 — 59.89%). The amounts computed according to the Black-Scholes pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders. The weighted average fair value of options granted by the Company and its subsidiaries in 2005 was $0.75 (2004 — $1.13; 2003 — $0.66).
Recently Adopted and Pending Accounting Pronouncements
FSP No. 46(R)-5
In March 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) No. 46(R)-5, “Implicit Variable Interests under FASB Interpretation No. (“FIN”) 46 (revised December 2003), Consolidation of Variable Interest Entities” (“FSP FIN 46(R)-5”). FSP FIN 46(R)-5 provides guidance for a reporting enterprise on whether it holds an implicit variable interest in Variable Interest Entities (“VIEs”) or potential VIEs when specific conditions exist. This FSP is effective in the first period beginning after March 3, 2005 in accordance with the transition provisions of FIN 46 (Revised 2003), “Consolidation of Variable Interest Entities — an Interpretation of Accounting Research Bulletin No. 51”

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

19   RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)
(“FIN 46(R)”). The adoption of FSP FIN 46(R)-5 had no impact on the Company’s results of operations or financial position.
FIN 47
In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”), which clarifies that the term “conditional asset retirement obligation” as used in FASB statement No. 143, “Accounting for Asset Retirement Obligations”, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on the Company’s financial position or results of operations.
SFAS 123(R)
In December 2004, the FASB issued SFAS No. 123 (revised 2004) (“SFAS 123(R)”), “Share-Based Payment”, which is a revision of SFAS No. 123, “Accounting for Stock-based Compensation”. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and does not allow the previously permitted pro forma disclosure as an alternative to financial statement recognition. Liability classified awards are remeasured to fair value at each balance sheet date until the award is settled. SFAS 123(R) supersedes Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations and amends SFAS No. 95 “Statement of Cash Flows”. SFAS 123(R) is scheduled to be effective beginning fiscal 2006 for the Company. On August 31, 2005, the FASB issued FSP SFAS 123(R)-1 to defer the requirement that a freestanding financial instrument originally subject to SFAS 123(R) becomes subject to the recognition and measurement requirements of other applicable generally accepted accounting principles when the rights conveyed by the instrument to the holder are no longer dependent on the holder being an employee of the entity. On October 18, 2005, the FASB issued FSP SFAS 123(R)2 to provide further guidance on the application of grant date as defined in SFAS 123(R). On November 10, 2005, the FASB issued FSP SFAS No. 123(R)-3 to provide a practical transition election related to accounting for the tax effect of share-based payment awards to employees. The adoption of SFAS 123(R) and the related FSPs will not have a material impact on the Company’s financial position or results of operations.
SFAS 151
In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4”, which amends Chapter 4 of ARB No. 43 that deals with inventory pricing. The Statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. Under previous guidance, paragraph 5 of ARB No. 43, chapter 4, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs might be considered to be so abnormal, under certain circumstances, as to require treatment as current period charges. This Statement eliminates the criterion of “so abnormal” and requires that those items be recognized as current period charges. Also, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, although earlier application is permitted for fiscal years

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

19   RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)
beginning after the date of issuance of this Statement. Retroactive application is not permitted. The Company does not expect the impact of this Statement to be material.
SFAS 153
In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets”, an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. The Company does not expect the impact of this Statement to be material.
SFAS 154
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which replaces APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28”. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, on the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Management believes that the adoption of this statement will not have a material effect on the Company’s financial position or results of operations.
EITF 03—1
In November 2005, the FASB issued FSP SFAS 115-1 and SFAS 124-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which nullified 2004 guidance issued by the Emerging Issues Task Force (“EITF”) on determining whether an impairment is other than temporary, and effectively reverted back to previous guidance in this area. The FSP generally encompasses guidance for determining when an investment is impaired, how to measure the impairment loss, and what disclosures should be made regarding impaired securities. This FSP, effective for the first quarter of 2006, is not expected to have a material impact on the Company’s results of operations or financial position.
EITF 03—13
The EITF issued EITF Abstract 03-13 (“EITF 03-13”) to provide guidance on applying SFAS No. 144, “Determining Whether to Report Discontinued Operations” (“SFAS 144”). SFAS 144 discusses when an entity should disclose a “component” as discontinued operations. Under SFAS 144, a component should be disclosed as discontinued operations when continuing cash flows are eliminated and when there is no significant continuing involvement with the component. EITF 03-13 provides additional guidance on factors to consider in evaluating what constitutes continuing cash flows and continuing significant influence. This Statement is effective for fiscal periods beginning after December 15, 2004. The adoption of EITF 03-13 did not have a material impact on the Company’s financial position or results of operations.

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

19   RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)
EITF 04—13
In September 2005, the EITF reached consensus on Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the same Counterparty” (“EITF 04-13”). EITF 04-13 provides guidance on the purchase and sale of inventory to another entity that operates in the same line of business. The purchase and sale transactions may be pursuant to a single contractual arrangement or separate contractual arrangements and the inventory purchased or sold may be in the form of raw materials, work-in-process, or finished goods. EITF 04-13 applies to new arrangements entered into, or modifications or renewals of existing arrangements in reporting periods beginning after March 15, 2006. The impact of the adoption of EITF 04-13 on the Company’s consolidated results of operations and financial condition will depend on the nature of future arrangements entered into, or modifications or renewals of existing arrangements by the Company.
FASB Exposure Draft “Fair Value Measurements”
In June 2004, the FASB issued an exposure draft of a proposed Statement, “Fair Value Measurements” to provide guidance on how to measure the fair value of financial and non-financial assets and liabilities when required by other authoritative accounting pronouncements. The proposed statement attempts to address concerns about the ability to develop reliable estimates of fair value and inconsistencies in fair value guidance provided by current GAAP, by creating a framework that clarifies the fair value objective and its application in GAAP. In addition, the proposal expands disclosures required about the use of fair value to re-measure assets and liabilities. The standard would be effective for financial statements issued for fiscal years beginning after November 15, 2006. The Company does not expect the impact of this proposed standard to be material.
FASB Exposure Draft “Business Combinations”
In June 2005, the FASB published an exposure draft containing proposals to change the accounting for business combinations. The proposed standards would replace the existing requirements of the FASB’s Statement No. 141, “Business Combinations”. The proposals would result in fewer exceptions to the principle of measuring assets acquired and liabilities assumed in a business combination at fair value. Additionally, the proposals would result in payments to third parties for consulting, legal, audit, and similar services associated with an acquisition being recognized generally as expenses when incurred rather than capitalized as part of the business combination. The FASB also published an Exposure Draft that proposes, among other changes, that non-controlling interests be classified as equity within the consolidated financials statements. The FASB’s proposed standard would replace Accounting Research Bulletin No. 51, “Consolidated Financial Statements”. The Company does not expect the impact of this proposed standard to be material.
FASB Exposure Draft “Accounting for Uncertain Tax Positions”
On July 14, 2005, the FASB published an exposure draft entitled “Accounting for Uncertain Tax Positions — an interpretation of FASB Statement No. 109”. The proposed interpretation is intended to reduce the significant diversity in practice associated with recognition and measurement of income taxes by establishing consistent criteria for evaluating uncertain tax positions.
The proposed interpretation would be effective as of the end of the first fiscal year beginning after December 15, 2006. Earlier application would be encouraged. Only tax positions meeting the probable recognition threshold at that date would be recognized. The transition adjustment resulting from application of this interpretation would be considered a change in accounting policy with the cumulative

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003

19   RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)
effect of the change treated as an offsetting adjustment to the opening balance of retained earnings in the period of transition. The Company does not expect the impact of this proposed interpretation, if it becomes effective in its current form, to be material.

MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis of the results of operations and financial condition for the years ended December 31, 2005 and December 31, 2004 was prepared as at February 9, 2006 and should be read in conjunction with the Consolidated Financial Statements of The Westaim Corporation for the years ended December 31, 2005 and December 31, 2004 and the accompanying notes thereto. Additional information relating to The Westaim Corporation, including its annual information form, is available on SEDAR at www.sedar.com and the Company’s website (as hereinafter defined) at www.westaim.com. All dollar amounts contained herein are denominated in Canadian dollars unless otherwise specified.
DESCRIPTION OF THE BUSINESS
The Westaim Corporation (the “Company”) develops, commercializes and launches high potential technologies into certain fast growing sectors of the economy. The Company’s business opportunities include iFire Technology Corp. (“iFire”), a company with a novel flat panel display technology and Nucryst Pharmaceuticals Corp. (“Nucryst”), a company that develops, manufactures and commercializes innovative medical products that fight infection and inflammation.
The Company’s strategy is to develop the independent technical, operating and marketing and sales capabilities of its technology investments through the early years of product introduction and commercialization with the objective of taking these technologies public through initial public offerings. In December 2005, Nucryst completed an initial public offering of its common shares and its shares now trade on the Nasdaq National Market and the Toronto Stock Exchange. Management recognizes that, in circumstances where it lacks technical or marketing expertise or the necessary capital to complete development of a product, it may be in the Company’s best interests to pursue commercialization through joint venture arrangements, strategic alliances, licensing, or selling its technology.
CONSOLIDATED RESULTS
OVERVIEW
For the year ended December 31, 2005, the Company reported net income of $9.3 million compared to a net loss of $25.2 million in 2004. The loss from continuing operations was $5.5 million in 2005, which included a $30.1 million gain on issuance of the shares of Nucryst, compared to a loss from continuing operations of $28.7 million in 2004. In 2005, the Company reported income from discontinued operations of $14.8 million, including a one-time $11.3 million gain on the sale of inactive subsidiaries, compared to $3.6 million in 2004. Revenues from continuing operations for the year ended December 31, 2005 were $28.6 million compared to $31.9 million in 2004.
The basic and diluted net income per common share was $0.10 in 2005 compared to a net loss of $0.30 in 2004. The basic and diluted net loss per common share from continuing operations was $0.06 in 2005 and $0.34 in 2004. The basic weighted average number of common shares outstanding was 92.9 million and 84.1 million in 2005 and 2004 respectively.
Continuing operations reflect the results of the Company’s subsidiaries, Nucryst and iFire. Revenues decreased $3.3 million in 2005 reflecting lower milestone revenue from Nucryst, partially offset by higher royalty payments and manufacturing revenue earned from Nucryst’s wound care products.

1

CONSOLIDATED RESULTS
OVERVIEW (continued)
A comparison of operating costs from continuing operations in 2005 compared to 2004 is as follows:

($millions)	2005	% of Revenue*	2004	% of Revenue*

Manufacturing	$10.8	47.6%	$8.5	44.9%
General and administrative	4.1	18.1%	5.2	27.5%
Research and development	36.5	161.0%	35.5	187.8%
Depreciation and amortization	7.3	32.2%	5.7	30.2%

	$58.7		$54.9

*	revenues exclude Nucryst milestone revenue of $5.9 million in 2005 and $13.0 million in 2004
The increase in manufacturing costs primarily reflects higher production volumes of Acticoat™ wound care products at Nucryst. Manufacturing costs measured as a percent of revenue, before milestone payments, have increased by 2.7 percentage points due to an increasing proportion of higher cost products being manufactured and to initial start-up inefficiencies related to the addition of increased manufacturing capacity at Nucryst in the second half of 2005. The decrease in general and administrative costs primarily reflects the cost of strategic analysis of future pharmaceutical applications for Nucryst’s nanocrystalline silver technology incurred in 2004. The increase in research and development expenses reflects slightly higher spending at iFire compared to 2004, partially offset by reduced expenditures relating to development of pharmaceutical products at Nucryst. All eligible research and development expenditures in Canada qualify for a 20% tax credit that can be utilized when the Company reaches a taxable position. No development costs were capitalized in 2005 and 2004. Depreciation increased by $1.6 million, or 28%, reflecting the completion of major capital projects at both Nucryst and iFire in 2005.
Corporate expenses for the year ended December 31, 2005 were $8.2 million, up from $7.4 million in 2004. The increase is primarily due to accrued expenses related to long term stock-based incentive programs reflecting the appreciation in the Company’s share price during 2005.
The foreign exchange gain in 2005 was $0.4 million compared to a foreign exchange loss of $0.6 million in 2004. The 2005 results benefited from favourable foreign exchange rates related to U.S. denominated working capital balances and Yen denominated long-term debt.
Interest income of $2.1 million in 2005 is $0.3 million less than 2004, reflecting lower average cash balances partially offset by slightly higher average interest rates.
The write down of assets of $0.6 million reflects write downs and losses on the disposal of research and development equipment no longer in use at iFire as a result of the transition to pilot manufacturing.
The Company recorded a $30.1 million gain on issuance of shares of a subsidiary as a result of Nucryst’s initial public offering in December 2005. The gain records the Company’s pro rata benefit from the net proceeds of this offering which is discussed more fully below under “Operations — Continuing Operations — Nucryst Operations”.
The gain on the sale of investments of $1.1 million in 2005 resulted from the sale of one of the Company’s portfolio investments in the fourth quarter of 2005.
Income from discontinued operations net of income taxes for the year ended December 31, 2005 was $14.8 million compared to $3.6 million in 2004. The increase reflects a $11.3 million gain on the sale of inactive subsidiaries and a $1.9 million gain on the sale of capital assets available for sale. The 2004 income from discontinued operations

2

CONSOLIDATED RESULTS
OVERVIEW (continued)
related primarily to the sale of the Company’s Ambeon division in January 2004. Discontinued operations are discussed more fully below under “Discontinued Operations” and in Note 4 to the audited consolidated financial statements of the Company for the year ended December 31, 2005.
Net income in the fourth quarter of 2005 was $22.0 million, including the $30.1 million gain on issuance of the shares of Nucryst, compared to a net loss of $10.6 million in 2004. The loss from continuing operations in the fourth quarter of 2005, before the gain on issuance of Nucryst shares, was $10.6 million compared to a loss of $10.4 million in 2004.
Income from discontinued operations in the fourth quarter of 2005 was $2.5 million compared to a loss of $0.2 million in the same period in 2004. The increase was primarily the result of a $1.9 million gain on sale of capital assets available for sale.
OPERATIONS
Performance Measures
As a developer of new technologies, the Company uses financial and technical performance measures to track corporate performance. The Company develops comprehensive long-range plans and annual plans for each business segment with a view to maximizing long-term shareholder value. The success of each business unit is measured on its ability to achieve performance milestones within a specified timeframe. These milestones generally relate to specific research and development targets. Given the uncertainty surrounding developing new technologies, these milestones are reviewed and updated on a regular basis during the year. Financial milestones are also set and measured. Financial performance may relate to sales activity for commercial products or the achievement of results within operating expense and capital budget targets.
Continuing Operations
The Company’s business plans, and related measurements of performance against plan, are designed to ensure that the Company’s capital and human resources are focused on maximizing return on investment. The Company’s operations are organized into two high-potential emerging technology businesses — iFire and Nucryst. The Company’s primary strategy is to invest in the independent technical, research, operating, and marketing and sales capabilities of each of its technology investments, through the early years of product development, introduction and commercialization.
◆ iFire Operations
iFire, based in Toronto, Ontario, has developed a proprietary flat panel display with solid state, thick-film dielectric electroluminescent (“TDEL”) technology with primary application in the fast-growing large screen television market. For 30 to 40-inch screens, the Company believes that in high-volume production, iFire™ displays will have a 30% to 40% cost advantage over other flat panel technologies due to TDEL’s simpler structure, less complex manufacturing methods and fewer processing steps compared with liquid crystal displays (“LCD”) and plasma display panels (“PDP”). Unlike other flat panel technologies, the iFire™ displays do not contain gases (as with PDP), liquids (as with LCD) or vacuum (as with the cathode ray tube), making them inherently rugged and less susceptible to shock, vibration and breakage. TDEL technology’s solid state structure and thick-film manufacturing process also make an iFire™ display less sensitive to cleanroom contamination that is associated with PDP and LCD, which the Company believes will result in lower capital investment, higher manufacturing yield and reduced

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OPERATIONS (continued)
production costs. In addition, the iFire™ technology in large scale commercially produced displays is expected to feature full colour, rapid video response, unrestricted viewing angles and a wide operating temperature range.
In 2005, iFire continued to achieve strategic milestones toward proving the commercial viability of its technology as measured in scalability, colour, luminescence, lifetime and electronics. In late December 2005, iFire completed the $46 million pilot production facility in Toronto which utilizes its simplified flat panel manufacturing process, Colour-By-Blue™. The pilot production facility is intended to produce engineering samples of high definition 34-inch flat panel display modules and to simulate manufacturing in a commercial environment. The pilot plant will provide information and experience to allow iFire to work with partners to construct and operate the first volume production facility. Although no partnership agreements have been finalized, initial planning for this first volume production facility is underway.
iFire has been working with Dai Nippon Printing Co., Ltd. (“DNP”) of Japan since 2003 under a non-exclusive joint development agreement for commercial production of mid-30-inch screen size flat panel television modules. Under the terms of the agreement, DNP is utilizing its flat panel production line in Kashiwa, Japan for developing front-end manufacturing processes for iFire’s TDEL technology, including the substrate preparation and the fabrication of the row electrodes and thick-film dielectric layer. DNP regularly delivers partially completed substrates to iFire for further manufacturing. To complete the panel, back-end processes such as the deposition of phosphors, column electrodes and colour correction layers, as well as electronics assembly, are performed by iFire at its pilot manufacturing facility in Toronto.
In 2004, iFire entered into a Yen 1.08 billion (approximately $10.7 million) loan agreement with DNP to partially fund equipment purchased for iFire’s pilot production facility in Toronto. The loan was drawn down during 2004 and 2005 and is repayable in full in Japanese Yen on June 30, 2006. At December 31, 2005, the loan outstanding amounted to 1,029,259,143 Yen (approximately $10.2 million).
iFire has also been working with Sanyo Electric Company Ltd. (“Sanyo”) since 2002 under a non-exclusive technology collaboration agreement in which Sanyo provides research and development expertise to iFire. As part of this agreement, Sanyo also provides funding to iFire for certain research and development projects. This funding is accounted for as a reduction in research and development expenses and amounted to $1.2 million in 2005 and $1.3 million in 2004 and has totaled $3.8 million since inception. Total funding is expected to amount to $4.9 million over 4 years.
◆ iFire Financial Results
The divisional loss at iFire for the year ended December 31, 2005 was $31.8 million compared to $27.9 million in 2004. The increase in 2005 is primarily the result of higher salaries and wages and higher depreciation and amortization expense. Approximately 50% of iFire’s cash expenses arises from salaries and wages of research and development staff and related support staff. Depreciation and amortization expense increased to $5.1 million in 2005 compared to $3.5 million in 2004 as a result of additional equipment and patents. Depreciation of the pilot manufacturing plant began in December 2005 and, as a result, depreciation and amortization expense in 2006 will increase by approximately $5.0 million in 2006 compared to 2005.
Capital spending amounted to $24.1 million in 2005 compared to $18.6 million in 2004. The increase is primarily related to the substantial completion of iFire’s pilot manufacturing facility.

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CONSOLIDATED RESULTS
OVERVIEW (continued)
◆ iFire Outlook
The 2006 outlook for iFire is for expenditures on research and development before depreciation to continue at levels moderately higher than 2005 reflecting the additional costs of operating the pilot manufacturing facility. With the substantial completion of the pilot manufacturing facility in 2005, iFire’s capital expenditures for research and development are expected to be lower in 2006. iFire intends to pursue a strategy of developing relationships with major international electronics companies with a view to jointly exploiting the commercialization of large format display products and sharing in the future development and capital costs of a large scale manufacturing facility. iFire does not expect to have revenues until a large scale manufacturing facility is completed and financing requirements will not be determinable until a manufacturing partner is selected and specific terms of a joint manufacturing arrangement are negotiated.
◆ Nucryst Operations
Nucryst researches, develops, manufactures and commercializes wound care products and pharmaceutical products that fight infection and inflammation. Nucryst’s patented technology enables it to convert silver’s microcrystalline structure into an atomically disordered nanocrystalline coating which the company believes enhances silver’s natural antimicrobial properties. In addition, Nucryst’s nanocrystalline silver has exhibited potent anti-inflammatory properties in preclinical studies.
On December 29, 2005, Nucryst completed its initial public offering of 4.5 million common shares and Westaim now owns 75.3% of Nucryst’s common shares. The net proceeds of this offering of US $39.1 million before repayment of intercompany debt to the Company of US $6.9 million will be used for capital expenditures, research and development, and general corporate purposes. Westaim’s return on its investment in Nucryst is dependent on a number of factors beyond its control. See “Risks and Uncertainties”.
Wound Care Products — Acticoat™ Burn Dressings and Acticoat™ 7 Dressings, targeting the burn and chronic wound markets, were developed and sold by Nucryst until May 2001 when a series of agreements were completed with Smith & Nephew plc (“Smith & Nephew”) under which Smith & Nephew acquired an exclusive global license to Nucryst’s SILCRYST™ antimicrobial coating technology for wound dressing products, together with Nucryst’s U.S. and Canada Acticoat™ burn dressing business, the Acticoat™ trademark, various regulatory approvals and certain manufacturing equipment that Nucryst leased back. Nucryst continues to manufacture Acticoat™ products exclusively for Smith & Nephew and receives reimbursement for manufacturing costs plus royalty payments and milestone payments based on Smith & Nephew’s global sales. All payments under the agreement with Smith & Nephew are made to Nucryst in U.S. dollars. The two companies are collaborating to develop the technology for the introduction of new products for chronic and serious wounds.
The license Nucryst has granted to Smith & Nephew is exclusive, which means that Nucryst has agreed not to license the right to market, distribute or sell products with SILCRYST™ coatings for use on non-minor skin wounds and burns on humans to any other party. This exclusive right does not apply to other types of products that Nucryst may develop using its technology, such as the pharmaceutical products under development. Smith & Nephew has agreed to pursue the development and commercialization of products with SILCRYST™ coatings in the market for silver-based products for non-minor skin wounds and burns on humans. The license and development agreement expires in May 2026, although it may be terminated earlier by either party if the other party fails to cure a material breach of the agreement, suspends its operations or ceases to carry on business or files for bankruptcy or takes other similar actions. There are currently four product families with SILCRYST™ coatings manufactured by Nucryst for Smith & Nephew at its Fort Saskatchewan plant: Acticoat™ Burn, Acticoat™ 7, Acticoat™ Absorbent and Acticoat™ Moisture Control which was introduced in 2005.

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CONSOLIDATED RESULTS
OVERVIEW (continued)
Nucryst’s revenues under its agreements with Smith & Nephew consist of manufacturing reimbursements, royalties, payments upon the achievement of specified milestones and reimbursement for costs incurred in connection with the development or improvement of SILCRYST™ products covered by the agreements with Smith & Nephew. Nucryst receives reimbursement for the full cost of manufacturing products sold to Smith & Nephew. Manufacturing costs are recorded both as offsetting revenue and expense items on the statement of operations upon shipment to Smith & Nephew. Nucryst earns royalty revenues based upon Smith & Nephew’s sales of Acticoat™ products. Royalty revenue varies in proportion to increases or decreases in Smith & Nephew’s sales of its Acticoat™ products. Nucryst also receives milestone payments upon Smith & Nephew’s achievement of specified sales thresholds of Acticoat™ products and upon the achievement of specified regulatory events. To the end of 2005, Nucryst had earned US $19.0 million of a potential US $56.5 million in milestone payments.
Pharmaceutical Products — Nucryst is developing pharmaceutical products to extend its nanocrystalline silver technology to the treatment of dermatological conditions. Nucryst is producing a nanocrystalline silver powder referred to as NPI 32101 for use as a pharmaceutical ingredient, or API. The lead pharmaceutical candidate is a topical cream containing NPI 32101 for the treatment of dermatological conditions, such as atopic dermatitis. Atopic dermatitis is an inflammatory skin disease often complicated by secondary infection. Nucryst is also conducting preclinical research for the use of NPI 32101 in the treatment of gastrointestinal conditions. The company believes its nanocrystalline silver technology may be used to create a variety of additional pharmaceutical products that can treat medical conditions characterized by both infection and inflammation.
In 2003, Nucryst filed an Investigational New Drug (“IND”) application with the US Food and Drug Administration (“FDA”) for its first dermatology drug, NPI 32101 topical cream and completed Phase 1 clinical studies. In 2004, Nucryst announced the results of the Phase 2a clinical study of NPI 32101 topical cream in patients with mild to moderate atopic dermatitis. This double-blind, randomized, placebo-controlled study in 224 adult patients involved 23 clinical sites across the United States.
Patients were treated twice daily for a six-week period with one of two concentrations of NPI 32101, 0.5% and 1.0%, in a cream formulation or with the vehicle alone. The purpose of the study was to evaluate the safety and effectiveness of topical NPI 32101 in improving the signs and symptoms of atopic dermatitis.
In 2005, a pharmacokinetic study in adults and a pediatric tolerance study provided Nucryst with further data indicating that its NPI 32101 topical cream is likely to be safe and well tolerated in both populations. In the pharmacokinetic study, Nucryst evaluated serum concentrations and urinary excretion of silver in 18 adult patients with atopic dermatitis and 18 matching healthy adult controls following four times daily application of 1% and 2% NPI 32101 cream for two weeks. Silver could not be detected in the serum of a majority of the subjects, and when silver was detected the concentrations were low. There was no correlation with the concentration of cream, area covered with cream or the presence or absence of disease. Similarly, urinary silver excretion was not related to these factors or to the detection of silver in the serum. Based on these observations, Nucryst believes that systemic exposure to silver in patients with atopic dermatitis treated with topical NPI 32101 is likely to be low.
In the pediatric tolerance study, Nucryst tested 30 children and adolescents with atopic dermatitis for tolerance to NPI 32101 topical cream in 1% and 2% dosage strengths applied twice daily for 2 weeks compared to the cream containing no silver. Nucryst did not observe any serious adverse events in any of these patients. Two patients in the placebo group and none in the NPI 32101-treated groups withdrew for adverse events. Treatment-related events were generally mild, transitory and were not related to the dose of silver applied. Treatment-related events

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CONSOLIDATED RESULTS
OVERVIEW (continued)
were higher in the NPI 32101 group than in the placebo group, with 20%, 70% and 60% of patients experiencing at least one adverse event for administration site conditions for placebo, 1% and 2% groups, respectively.
Findings in the first Phase 2 clinical study provided Nucryst with important guidance to optimize the product, protocol and study design for future clinical trials. Nucryst used these observations to guide design of its second Phase 2 safety and efficacy clinical study. This second safety and efficacy Phase 2 clinical study is testing placebo, 1.0%, and 2.0% dosage strength creams in 345 children and adolescents with mild to moderate atopic dermatitis. The treatment period is 12 weeks, which is twice as long as the treatment period in the first Phase 2 safety and efficacy clinical study. A double-blind randomized study began enrolment in the fourth quarter of 2005 and involves 28 clinical sites across Canada and the United States. Results are expected by the end of 2006.
In addition to its clinical studies described above, Nucryst is continuing to conduct preclinical and non-clinical studies of its NPI 32101 topical cream in order to generate the carcinogenicity, toxicology and other data that will need to be submitted to the FDA as part of any New Drug Application (“NDA”). Phase 3 trials, which involve hundreds of patients in numerous clinical centres, are expected to take a year or more to complete and are expected to commence upon achieving successful results in Phase 2 studies. If favorable results are achieved in Phase 3, Nucryst anticipates submitting a New Drug Application to the FDA in the 2009 timeframe.
◆ Nucryst Financial Results
Nucryst’s operating income for the year ended December 31, 2005 was $1.6 million compared to income of $6.1 million in 2004.
The financial results of Nucryst are summarized as follows:

	2005	2004	2003

Wound care product revenue	$22.7	$18.9	$11.6
Milestone revenue	5.9	13.0	4.6

Total revenue	$28.6	$31.9	$16.2
Manufacturing costs (1)	$11.4	$8.8	$6.2
Wound care gross margin excluding milestone revenue	$11.3	$10.1	$5.4
Nucryst operating income (loss)	$1.6	$6.1	$(2.0)

(1)	Manufacturing costs include related depreciation and are net of intercompany charges
Revenue — Total revenue for the year ended December 31, 2005 was $28.6 million compared to $31.9 million for the year ended December 31, 2004. The decrease of $3.3 million is attributable primarily to US $10.0 million in milestone revenue being earned in 2004 compared to US $5.0 million in the same period of 2005, which was offset in part by increased wound care product revenue in 2005. Wound care product revenue increased approximately 20% to $22.7 million for the year ended December 31, 2005 compared to $18.9 million in the same period of 2004. The $3.8 million improvement in wound care product revenue reflects increased orders from, and sales by, Smith & Nephew as their sales of Acticoat™ products continue to grow. This improvement was partially offset by the impact of the strengthening Canadian dollar which resulted in lower revenues reported in Canadian dollars. Milestone revenues for the year ended December 31, 2005 earned for the achievement of predetermined Smith & Nephew sales thresholds of Acticoat™ products were US $5.0 million compared to US $10.0 million in the same period of 2004.

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CONSOLIDATED RESULTS
OVERVIEW (continued)
Manufacturing Costs — Manufacturing costs, including related depreciation, for the year ended December 31, 2005 were $11.4 million compared to $8.8 million for the year ended December 31, 2004. The increase of $2.6 million, or 30%, is attributable to higher production volumes of Acticoat™ wound care products driven by increased orders from Smith & Nephew to support its Acticoat™ sales growth.
Gross Margin — Gross margin excluding milestone revenue for the year ended December 31, 2005 was $11.3 million compared to $10.1 million for the year ended December 31, 2004. This reduction in gross margin excluding milestone revenue is primarily the result of an increase in volume of lower margin Acticoat™ products manufactured for, and sold by, Smith & Nephew in 2005 compared to 2004 and the introduction of new manufacturing capacity in 2005.
Research and development, and general and administrative costs of $15.6 million for the year ended December 31, 2005 were $1.4 million less than the $17.0 million incurred in 2004. The decrease compared to 2004 is primarily attributable to the Phase 2 dermatological clinical study that was undertaken in 2004.
Capital spending totaled $4.5 million in 2005 compared to $3.2 million in 2004 and in both years related primarily to the addition of manufacturing capacity of Acticoat™ products in Fort Saskatchewan, Alberta. The success of the Acticoat™ product line has resulted in the need to further increase production capacity at Nucryst’s Fort Saskatchewan facility. Nucryst is currently adding a production line to this facility which will be operational by early 2007. Nucryst has advised that the total cost of this capital project is expected to be approximately $7.0 million. Nucryst anticipates that additional expansion may be required in 2007 to meet projected sales growth. Capital projects related to pharmaceutical development are expected to total approximately $2.3 million in 2006. Nucryst’s administration and pharmaceutical research activities are primarily based in Wakefield, Massachusetts, and manufacturing operations are located in Fort Saskatchewan, Alberta.
◆ Nucryst Outlook
The Company believes that the outlook for Nucryst is for continued year over year growth in licensing and manufacturing revenues as markets for Acticoat™ wound care products are expanded in the United States, Europe and other markets by Smith & Nephew. One US $5.0 million milestone payment was received in 2005 and additional milestone payments are expected to be earned by Nucryst in future years. Research and development expenditures will increase in 2006 as Nucryst expands clinical and pre-clinical research into the pharmaceutical attributes of its noble metal nanocrystalline technology.

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CONSOLIDATED RESULTS
OPERATIONS (continued)
Discontinued Operations
◆ Sale of Subsidiaries
In January 2005, the Company completed a series of transactions whereby two inactive wholly owned subsidiary companies participated in a Plan of Arrangement with two widely held publicly traded companies. This resulted in a reorganization of the participating companies into a single company and the dilution of the Company’s investment to approximately 6.0%. The Company’s pro rata interest in the book value of the recapitalized companies amounted to $2.2 million. Subsequently, the company created under the Plan of Arrangement was listed on the Toronto Stock Exchange. The inactive subsidiaries were previously carried at nominal value and this transaction resulted in the Company recording a dilution gain of $2.2 million in discontinued operations in the first quarter of 2005. In February 2005, the Company sold its investment in the publicly traded company for net proceeds of $11.5 million and recorded an additional gain on sale of investments of $9.3 million in the first quarter of 2005.
◆ Ambeon
On January 29, 2004, the Company sold its Ambeon division for net proceeds of $33.4 million. The completion of the sale to a strategic buyer represented an opportunity to enhance the Company’s value and to focus resources on the Company’s two high potential technologies, iFire and Nucryst. Under Canadian Generally Accepted Accounting Principles (“GAAP”) introduced in 2003, all expected future losses and estimated shutdown and asset disposal costs relating to discontinued operations are no longer accrued, but are to be reported in the period in which they occur. As a result, the gain from the sale of Ambeon of $5.4 million was reported in the first quarter of 2004 and discontinued operations costs totaling $1.9 million relating to the restructuring of the Company as a result of the sale of Ambeon were reported in the subsequent quarters in which they occurred.
In the second quarter of 2005, the Company sold the remaining operations and net assets relating to Ambeon for $0.9 million. The gain on sale of this transaction, amounting to $0.7 million, has been included in discontinued operations.
◆ Ethylene Coatings business
In February 2005, the land and building associated with the Company’s former ethylene coatings business was sold. The closing date of this transaction was December 15, 2005 and the purchaser leased the facility during the interim period. The gain on sale of this asset amounting to $1.9 million was recorded in the fourth quarter of 2005.
Details of the financial impact of discontinued operations are disclosed in Note 4 to the 2005 audited consolidated financial statements.
LIQUIDITY AND CAPITAL RESOURCES
The Company’s business plans are developed to ensure research and development costs do not overextend the Company’s financial resources. The Company’s 2006 consolidated business plan indicates that Nucryst will have sufficient cash and short-term investments to fund its pharmaceutical product development and the Company will have sufficient cash and short-term investments to fund the flat screen commercialization plans at iFire. The Company has no material lines of credit or other available debt facilities.

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LIQUIDITY AND CAPITAL RESOURCES (continued)
At December 31, 2005, the Company had cash, cash equivalents and short-term investments of $119.6 million compared to $101.1 million at December 31, 2004. This improvement in liquidity of $18.5 million is primarily the result of financing initiatives discussed below, including the initial public offering of Nucryst in December 2005, additional draws on the DNP loan facility, issuance of convertible debentures by a wholly-owned subsidiary and proceeds from the sale of discontinued operations. These initiatives provided approximately $81.0 million in cash to the Company. Cash used in continuing operations amounted to $32.3 million compared to $21.0 million in 2004, reflecting planned higher operating losses at Nucryst and iFire. Discontinued operations used $0.5 million in 2005 compared to $2.2 million in 2004.
In December 2005, Nucryst completed its initial public offering of 4,500,000 shares at US $10.00 per share. Net proceeds after commissions and other costs amounted to US $39.1 million. US $6.9 million of the proceeds were used to repay a portion of Nucryst’s indebtedness to the Company. The remaining proceeds are anticipated to be used by Nucryst to fund its capital projects and pharmaceutical development. At December 31, 2005, Nucryst had cash and short term investments of $41.9 million. These funds are not accessible to the Company to fund the future operations and capital projects at iFire or its own operations.
Proceeds from the sale of discontinued operations included $11.5 million for the sale of inactive subsidiaries; $7.4 million from the sale of land and buildings; $2.8 million from the collection of escrow funds relating to the sale of Ambeon in 2004, and $0.9 million from the sale of the remaining Ambeon operations.
Capital expenditures for continuing operations of $30.8 million in 2005 were $7.3 million higher than the same period in 2004. As discussed earlier, the Company completed major capital projects in both iFire and Nucryst. In relation to ongoing projects, the Company has outstanding purchase commitments amounting to approximately $2.5 million as at December 31, 2005 compared to $18.0 million at December 31, 2004. Capital expenditures in 2006 could increase to as much as $200 million if iFire determines it is beneficial to construct a large volume flat screen production facility on its own without a strategic partner.
The DNP loan at iFire of 1,029,259,143 Yen ($10.2 million) at December 31, 2005, is payable in full on June 30, 2006. The Company has entered into forward transactions to hedge the foreign currency exposure of this loan. The Company will be required to pay any exchange losses on the date of settlement. The unrealized losses on these hedges amounted to approximately $2.0 million at December 31, 2005.
DIVIDENDS
No dividends were paid in 2005 or 2004. The Company’s current policy is to retain its cash reserves to finance capital projects and business growth.
CRITICAL ACCOUNTING POLICIES
The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and reported in Canadian dollars. The Company’s accounting policies are disclosed in Note 2 to the 2005 audited consolidated financial statements.
The Company has established detailed policies and control procedures that are intended to ensure that management judgments and estimates are well controlled, independently reviewed and consistently applied from period to period. The following are key policies that may impact the Company’s financial condition and results from operations and that require significant judgments by management. Management believes that its estimates for determining the valuation of the Company’s assets and liabilities are appropriate.

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CRITICAL ACCOUNTING POLICIES (continued)
Revenue Recognition — The Company recognizes revenue from the sale of products based upon Nucryst’s licensing and supply agreements with Smith & Nephew in accordance with GAAP. The agreements provide for reimbursements of manufacturing costs and research and development costs, and for royalties and milestone payments. Nucryst recognizes manufacturing cost reimbursement as revenue upon shipment of product from its manufacturing facility and records royalty revenues upon the sale of products by Smith & Nephew to its customers. Nucryst is also eligible to earn additional royalties when specified gross margin thresholds have been achieved by Smith & Nephew. Additional royalties are recognized in the period of sale by Smith & Nephew to its customers. Milestone payments are recognized as revenue when Smith & Nephew achieves the agreed sales levels or receives the agreed regulatory approvals.
Research and Development Costs — Development costs are capitalized once the Company has determined that commercialization criteria concerning the product or process have been met. The Company reviews the progress of research and development initiatives on a regular basis and has determined that, in 2005 and 2004, no development costs should be deferred and amortized.
Site Restoration Costs — Future site restoration costs have been estimated by qualified employees of the Company taking into consideration the anticipated method and extent of the remediation consistent with regulatory requirements, industry practices, current technology and possible uses of the site. Provision details are based on cost estimates provided by independent consultants. Significant judgment is required in the determination of these provisions and the Company takes a conservative approach in not accruing potential recoveries from third parties where indemnifications are in place. It is the Company’s view that where remediation costs will be incurred many years into the future, third party recoveries cannot be estimated with certainty. Revisions to cost estimates and the recovery of actual remediation costs could result in material changes to the provision in future periods. Also see “Environmental Matters”.
Effective January 1, 2004, the Company adopted Section 3110 “Asset Retirement Obligations” of the Canadian Institute of Chartered Accountants (“CICA”) Handbook which addresses the financial accounting and reporting obligations associated with the retirement of tangible, long-lived assets and their associated net retirement costs.
Under the new Section, an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and a related amortization expense is recognized in future periods. Implementation of CICA 3110 did not have an impact on the Company’s results from operations or its financial position as the assets subject to these new rules have been sold or written down to nominal value.
Income Taxes — The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in the consolidated financial statements. In determining the provision for income taxes and, in particular, any future tax asset, the Company interprets tax legislation in a variety of jurisdictions and makes assumptions about the timing and certainty of the reversal of the future tax assets. Changes to these interpretations could have a material effect on income tax provisions in future periods.
Stock Based Compensation — Canadian GAAP required that effective January 1, 2004, the fair value method of accounting for stock options must be recognized in the financial statements. It provided for alternate methods of implementation and the Company elected to apply the provisions retroactively with restatement of prior years. The Company determined that electing this method of applying the new rules had the most conservative impact on its financial results.
For US GAAP, the Company continues to measure compensation expense using the intrinsic value method for stock options granted to directors and employees and to provide pro forma disclosure of compensation expense for all

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CRITICAL ACCOUNTING POLICIES (continued)
outstanding options issued by the Company as if the fair value methodology had been applied. In December 2004, the U.S. Financial Accounting Standards Board issued a new standard amending the accounting for stock-based compensation. The Standard requires the use of a fair-value-based method to measure and account for the stock based compensation. The requirements for this Standard will be effective beginning January 1, 2006. The adoption of this Standard will not have a material impact on the Company’s operating results or financial position.
Variable Interest Entities — The Company adopted the CICA guidelines on the consolidation of variable interest entities (“VIEs”) on January 1, 2005. VIEs include entities where the equity invested is considered insufficient to finance the entity’s activities. Under this new guideline, the Company is required to consolidate VIEs if the investments held in these entities and/or the relationships with them result in the Company being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a calculation outlined by the standard setters. The implementation of this guideline did not have an impact on the Company’s operating results or financial position.
ENTERPRISE RISK MANAGEMENT
The Company invests in new technologies with the objective of providing leadership, strategy and capital to commercialize the technology as quickly as possible. There is significant risk that the technology may not be commercialized in a timely or cost-effective manner or that it may not be accepted by the marketplace. The Company reduces this risk by investing in multiple technologies and product lines but these risks could have a material adverse impact on the Company’s business prospects, financial condition, and results from operations.
RISKS AND UNCERTAINTIES
Westaim may be unable to develop commercially viable products.
Some of the Company’s products, such as iFire’s flat panel television displays, are still in the developmental stage. The Company will likely continue to incur significant research and development costs before any of these products are commercially viable, and there is no assurance that any of its products will ever reach this stage or that the products will achieve the level of market penetration expected. Some or all of the technological obstacles that will need to be overcome in order to make these products commercially viable may prove to be insurmountable.
If Westaim fails to raise the capital necessary to fund its operations, it may be unable to advance the development and commercialization of its technologies.
A commitment of substantial resources by the Company and its collaborators to conduct research and development and construct pilot or large scale manufacturing facilities will be required to successfully commercialize products under development. The Company may not be able to raise additional capital at the time it is needed to complete product development and build manufacturing facilities. Additional capital may be required to fund operations, continue the research and development of product candidates, commercialize products and construct pilot and full scale manufacturing facilities. If the Company is unable to raise additional funds when required, it may be necessary to delay, reduce or eliminate some or all of its development programs.
The commercial potential of the Company’s products depends upon certain issues regarding pricing and production costs.
The Company’s ability to commercialize iFire’s flat-screen technology successfully will depend in part on its ability to price iFire’s products at a point that will generate consumer demand, while allowing for an adequate profit

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RISKS AND UNCERTAINTIES (continued)
margin. The Company believes that iFire’s product can be produced at costs lower than other flat-screen technologies but there is no assurance that there will be consumer demand for the iFire product or that competing products will not be developed and priced below the prices required by iFire to be profitable. There is no assurance that the Company’s present cost estimates for its manufacturing facilities will be valid at the time that those facilities are constructed.
Westaim’s success is dependent upon its ability to form partnerships to develop and sell its products.
The Company’s and its subsidiaries’ ability to successfully develop, manufacture and market their current and proposed products will depend, to a large extent, on their ability to form partnerships or joint ventures with established corporations or other collaborators. Except as described elsewhere in this document, the Company and its subsidiaries have not yet entered into any material partnerships or joint ventures for the development or marketing of these products, nor will they necessarily be able to do so in the future. The Company and its subsidiaries may be unable to find suitable partners or form a partnership or joint venture on terms that are beneficial. If the Company and its subsidiaries do enter into a partnership or joint venture, they may suffer losses if the partner becomes insolvent or otherwise fails to meet their obligations.
Westaim’s products may become technologically obsolete.
The Company and its subsidiaries compete, and intend to compete, in markets that are characterized by rapid adaptation to technological change. These markets include, but are not limited to, the medical devices, pharmaceuticals and flat-screen television monitor markets. The current and future products of the Company and its subsidiaries may be quickly rendered obsolete and unmarketable. The Company and its subsidiaries will need to continually develop new products and enhance existing products to keep pace with evolving technologies, customer preferences and industry standards.
Westaim is developing products for highly competitive markets.
The Company and its subsidiaries face, and will face, competition from a number of other companies including major domestic and international companies which have substantially greater financial, technical, marketing, sales, distribution and other resources. Many of these competitors may also have greater name or brand recognition. Competitors may produce more technologically-advanced products, at a lower cost, than the Company or its subsidiaries are capable of producing. Competition may cause the Company or its subsidiaries to lose market share and may reduce profit margins on any products that it is able to sell.
Westaim may be unable to protect its intellectual property.
In order to succeed, the Company and its subsidiaries will need to prevent their intellectual property from being misappropriated by third parties. To protect their intellectual property, the Company and its subsidiaries rely primarily on their confidentiality agreements, physical security at research and manufacturing facilities, as well as the copyright, trade secret, trademark and patent laws of Canada, the United States, and other countries in which the Company and its subsidiaries conduct, or will conduct, business. The laws of other countries may not protect intellectual property rights to the same extent as the laws of Canada and the United States and, in any event, the methods that the Company and its subsidiaries have chosen may fail to adequately prevent misappropriation of their intellectual property.
The Company and its subsidiaries cannot provide assurance that they will succeed in obtaining new patents; that they will be able to enforce existing patents against third parties; or that existing patents will not be successfully challenged by third parties. Even if the Company and its subsidiaries are able to prevent the misappropriation of intellectual property, others may independently and legally develop technologies that are substantially equivalent or superior.

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RISKS AND UNCERTAINTIES (continued)
Westaim may become involved in expensive intellectual property or product liability litigation.
The Company and its subsidiaries may be required to commence litigation to enforce their intellectual property rights. Others may claim that the Company or its subsidiaries have infringed upon their intellectual property rights and commence litigation. The Company believes that it and its subsidiaries will be subject to an increasing number of infringement claims as they begin to produce more products in more industries.
Some of the Company’s and its subsidiaries’ existing and proposed products, such as Nucryst’s medical devices and pharmaceuticals, are part of a class of product that is particularly vulnerable to product liability litigation for a number of reasons:
—	These types of products are extremely complex and the Company and its subsidiaries may fail to discover product faults, despite their best efforts to do so;

—	These types of products will interact with very complex biological and man-made systems and may interact with these systems in harmful ways that the Company and its subsidiaries were unable to anticipate, despite their best efforts to do so; and

—	Because these products may be used by a large number of people, if these products do cause harm, the Company or its subsidiaries may be exposed to a large number of claims for damages.
The Company and its subsidiaries have tried to protect themselves against product liability litigation by including limitation of liability provisions in some of their sales agreements. There is no assurance, however, that existing or future limitation of liability provisions will be sufficient to protect the Company and its subsidiaries in all circumstances, nor can assurance be provided that any of these provisions will be held to be enforceable by the Courts.
The Company believes that it has obtained sufficient product liability insurance coverage to protect it against claims. However, the wording of its insurance policies may exclude some claims. Furthermore, the Company cannot provide assurance that its insurance limits will be sufficient, nor can it ensure that it will be able to acquire satisfactory insurance in the future.
Westaim may be unable to retain the required highly skilled people.
The Company’s technology businesses are dependent upon the talents and knowledge of certain key individuals in each of the businesses. The marketplace for people with these skills is highly competitive, and the Company may not be able to retain a sufficient number of people with the skills that it requires. The Company provides competitive remuneration and incentives for the retention of key personnel.
Westaim is subject to certain risks because of the international character of its business.
The Company estimates that sales to international customers accounted for over 90% of its net sales in the fiscal year ended December 31, 2005 and the Company anticipates that international sales will continue to represent a material portion of net sales in the future. International sales are subject to inherent risks, including variations in local economies, fluctuating exchange rates, greater difficulty in the collection of accounts receivable, changes in tariffs and other trade barriers, adverse foreign tax consequences and burdens of complying with a variety of foreign laws. The Company may also encounter exchange rate risk in the event international sales are denominated in a currency other than Canadian dollars.
The Company’s financial results are reported in Canadian dollars. A significant portion of the Company’s revenue and expenses, as well as accounts payable, accounts receivable and other balance sheet items, are frequently denominated in currencies other than the Canadian dollar, primarily in United States dollars. Fluctuations in the exchange rate between these other currencies and the Canadian dollar could reduce the Company’s reported revenue, increase the Company’s costs or give rise to a charge related to foreign currency translation, all of which could adversely affect operating results.

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RISKS AND UNCERTAINTIES (continued)
Westaim’s success is dependent on the success of Nucryst
Westaim’s shareholdings in Nucryst represent a substantial portion of Westaim’s assets. Nucryst completed its initial public offering in December 2005 and, although Westaim retained a majority interest in Nucryst, Westaim now has a limited ability to control the operations of Nucryst and the associated costs, which could adversely affect Westaim’s financial performance. Westaim’s return on its investment in Nucryst will depend upon a number of factors that may be beyond Westaim’s control, including the risk factors set forth above that relate to Nucryst. In addition, Nucryst is subject to several additional risks including, but not limited to the following:
—	Nucryst is dependent on its relationship with Smith & Nephew and Smith & Nephew is currently its only customer;

—	Nucryst has a history of net losses and negative cash flow from operations; this will likely continue in the future and Nucryst’s cash resources may not be adequate to accomplish its objectives;

—	Many of Nucryst’s proposed products will require regulatory approval before Nucryst is allowed to sell them. The regulatory approval process will be lengthy and expensive and Nucryst will have the burden of proving that its products are safe and effective or that, if approved, such approval could cause its products to become prohibitively expensive. There is no assurance that Nucryst will ever obtain regulatory approval to sell any of its proposed products, or that the conditions imposed by regulators will be satisfactory to Nucryst. Regulatory requirements imposed on Nucryst’s products could limit Nucryst’s ability to test, manufacture and commercialize its products; and

—	Nucryst’s ability to commercialize its pharmaceutical products successfully will depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations and there can be no assurance that adequate third party coverage will be available for Nucryst to realize an appropriate return on its investment in product development.
A failure on the part of Nucryst to properly manage the above risks or any of the other risks it is subject to, will have an adverse impact on the value of Westaim’s investment in Nucryst.
VOLATILITY OF SHARE PRICE
Market prices for securities of companies developing new technologies are generally volatile. Factors such as announcements of technological innovations, new commercial products, patents, the development of proprietary rights, results of clinical trials, regulatory actions, publications, quarterly financial results, the Company’s financial position, public concern over the safety of biotechnology, future sales of shares by the Company or by our current shareholders, and other factors, could have a significant effect on the market price and volatility of the Company’s common shares.
The price of the common shares may be volatile even though there have been no material changes in the Company’s business or finances. In the past, securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Moreover, market prices for stocks of technology companies frequently reach levels that bear no relationship to the operating performance of such companies. These market prices generally are not sustainable and are subject to wide variations. Whether or not meritorious, litigation brought against the Company could result in substantial costs, divert management’s attention and resources and harm the Company’s financial condition and results of operations.

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ENVIRONMENTAL MATTERS
The Company’s operations are subject to extensive federal, provincial and municipal environmental statutes and regulations, including those relating to air emissions, wastewater discharges, contaminated soil and groundwater, and the handling and disposal of hazardous substances and wastes.
The Company’s operations in Toronto are conducted under an environmental operating approval from the Ontario Ministry of Environment. The Company’s operations in Wakefield, Massachusetts are conducted under various state and federal permits.
The Company operates under a “best management practices program” called Safety and Environment Management Practices (“SEMP”) which incorporates both an environmental management system and an occupational health and safety management system. This program is regularly reviewed and updated to keep pace with or stay ahead of regulatory changes and is internally audited every year.
The provision for site restoration at December 31, 2005 of $6.8 million is comparable to the $6.7 million provision at December 31, 2004. The provision relates primarily to site restoration costs associated with soil and groundwater reclamation and remediation costs. The Company spent $0.1 million in 2005, and $0.2 million was recovered from a third party. The Company expects to spend only nominal amounts in future years unless a plant site is decommissioned.
MARKET FOR SECURITIES
The common shares of The Westaim Corporation are listed on The Toronto Stock Exchange under the symbol “WED” and on NASDAQ under the symbol “WEDX”.
OUTSTANDING SHARE DATA
The Company’s authorized share capital consists of an unlimited number of common shares, preferred A shares and preferred B shares. As at December 31, 2005 and February 9, 2006, there were 92,900,649 common shares outstanding. There were no preferred shares outstanding at December 31, 2005 and February 9, 2006.
The Company maintains an employee and director stock option plan under which the Company may grant options for up to 10,750,000 shares of common stock of the Company at an exercise price equal to the closing market price of the Company’s stock for the trading day immediately preceding the date of grant. As at December 31, 2005 and February 9, 2006, there were 5,049,600 options outstanding.

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CONTRACTUAL COMMITMENTS

($000)	Payments due by Period
		Less than	1 — 3	3 — 5	More than
As at December 31, 2005	Total	1 Year	Years	Years	5 Years

Long-term debt	$16,312	$10,312	$6,000	$—	$—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	2,173	763	1,086	202	122
Supplier purchase obligations (1)	9,375	9,375	—	—	—
Other long-term liabilities reflected on the Company’s consolidated balance sheet	—	—	—	—	—

	$27,860	$20,450	$7,086	$202	$122

(1)	Included in supplier purchase obligations are commitments for capital expenditures totaling $2.5 million and agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms.
DISCLOSURE CONTROLS AND PROCEDURES
The Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2005 and in respect of the 2005 year end reporting period.
SELECTED CONSOLIDATED FINANCIAL INFORMATION
The following table sets forth certain financial information for the Company for 2003 to 2005:

	Year Ended	Year Ended	Year Ended
($000, except per share data)	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003

Revenue from continuing operations	$28,560	$31,907	$17,123
Loss from continuing operations (1)	(5,508)	(28,734)	(37,849)
Loss per common share from continuing operations — basic and diluted	(0.06)	(0.34)	(0.48)
Net income (loss)	9,270	(25,177)	(35,440)
Net income (loss) per common share — basic and diluted	0.10	(0.30)	(0.45)
Total assets	212,461	172,263	144,906
Total long-term debt	16,312	4,795	—
Dividends declared	—	—	—

(1)	As disclosed in Note 4 to the audited consolidated financial statements, and discussed in this MD&A, the Ambeon business segment has been accounted for as a discontinued operation in 2005, 2004 and 2003.

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QUARTERLY INFORMATION

	Q1	Q2	Q3	Q4
($000, except per share data)	2005	2005	2005	2005

Revenue from continuing operations	$4,977	$5,708	$12,268	$5,607
(Loss) income from continuing operations	(8,858)	(11,003)	(5,130)	19,483
(Loss) income per common share from continuing operations — basic and diluted	(0.10)	(0.12)	(0.06)	0.21
Net income (loss)	2,532	(10,218)	(5,042)	21,998
Net income (loss) per common share — basic and diluted	0.03	(0.11)	(0.05)	0.24

Net income in the first quarter of 2005 includes a gain on the sale of inactive subsidiaries of $9.3 million and a related dilution gain of $2.2 million. Loss in the second quarter of 2005 includes a gain of $0.7 million on the sale of the remaining operations and assets relating to Ambeon. Net income from continuing operations in the fourth quarter of 2005 includes a gain on the sale of investments of $1.1 million and a gain on the issuance of shares of a subsidiary of $30.1 million.

	Q1	Q2	Q3	Q4
($000, except per share data)	2004	2004	2004	2004

Revenue from continuing operations	$10,565	$4,799	$10,501	$6,042
Loss from continuing operations	(3,201)	(12,662)	(2,468)	(10,403)
Loss per common share from continuing operations — basic and diluted	(0.04)	(0.16)	(0.03)	(0.11)
Net income (loss)	1,008	(13,071)	(2,514)	(10,600)
Net income (loss) per common share — basic and diluted	0.01	(0.17)	(0.03)	(0.11)

     The results of operations of the Ambeon business segment have been accounted for as discontinued operations.
The gain on sale of Ambeon of $5.4 million was included in net income in the first quarter of 2004.
Revenue from continuing operations, loss from continuing operations, and net income (loss) were favourably impacted by the reporting of milestone revenues in Nucryst of US $5.0 million in the third quarter of 2005, US $5.0 million in the first quarter of 2004, and US $5.0 million in the third quarter of 2004.

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Forward Looking Statements
This Report contains forward-looking statements including the outlook for Nucryst and iFire. The words “may”, “should”, “would”, “likely”, “outlook”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “opportunities”, “strategy”, “develop”, “objective”, “collaborating”, “project” and words and expressions of similar import are intended to identify forward-looking statements. Such forward-looking statements include but are not limited to statements concerning expected progress in the Company’s technology businesses; potential tax credits and their utilization; the affect of sales activity or achievement of operating expense and capital budget targets on financial performance; the growth of the large screen TV market; expected cost advantages of iFireTM displays; the cost advantages and other advantages of iFire’s manufacturing process compared to other technologies; the expected performance characteristics of iFire’s displays; the uses and purposes of the iFire pilot plant and the information expected to be obtained from that plant; the anticipated timing of volume production of iFire™ displays; total funding expected to be obtained by iFire from Sanyo; anticipated depreciation expense in 2006 for iFire; the outlook for 2006 iFire expenditures; iFire’s commercialization strategies; expectations for iFire manufacturing revenues and financing requirements; Nucryst collaborations with Smith & Nephew on new products; conclusions to be drawn from Nucryst product studies; Nucryst’s beliefs in regard to the results of its study of the effects of its topical NPI 32101 product on patients with atopic dermatitis; estimates and expectations regarding the start and completion of clinical trials by Nucryst; the expected timing of the results from Nucryst’s clinical studies of its products; the anticipated timing of the submission by Nucryst of New Drug Applications to the U.S. Food and Drug Administration; timing of operation of new Nucryst production facilities and the increase in production capacity as a result of such facilities; the cost of Nucryst capital projects; the need for further Nucryst facilities expansion to meet projected sales growth; projected cost of Nucryst capital projects in 2006; the outlook for Nucryst year over year growth in licensing and manufacturing revenues; expected timing of further milestone payments to Nucryst; increase in Nucryst research and development expenditures in 2006; expected Nucryst net operating losses in 2006; Nucryst’s expectations of the time for which the net proceeds of its initial public offering will support its operations; the sufficiency of Westaim’s cash and short term investments to fund its 2006 business plan; potential Westaim capital expenditures in 2006 if it decides to construct a large volume flat screen production facility without a strategic partner; Westaim’s requirement to pay exchange losses with respect to the loan from DNP to iFire; opportunities and demand for Nucryst’s present and future products; and Nucryst’s sales, receipt of milestone payments, revenue and profitability. These statements are based on current expectations that are subject to risks and uncertainties, and the Company can give no assurance that these expectations are correct. Forward-looking statements are not guarantees of future performance, they involve significant risks, uncertainties and assumptions, and our actual results could differ materially from those anticipated by these forward-looking statements for various reasons generally beyond our control, including but not limited to: (i) unexpected obstacles in developing iFire or Nucryst technology, manufacturing processes and new applications; (ii) unforeseen complexities and delays associated with completing facility expansions, and with achieving timing targets for pilot manufacturing and the production of product quality displays and panels and the commercial introduction and sale of iFire products; (iii) patent and technical hurdles which might inhibit or delay the ability of iFire or Nucryst to develop or commercialize technologies or products; (iv) delays in receiving regulatory approvals, including from the FDA; (v) the degree to which Smith & Nephew succeeds in selling Acticoat™ products; (vi) general economic, market, financing, regulatory and industry developments and conditions in the industries that the Company serves, which among other things might affect the demand for electronic materials and pharmaceutical products or the ability to raise new capital or affect potential partner ability to contribute financially; (vii) the activities of our competitors and technological developments that diminish the attractiveness of our products; (viii) general industry and market conditions and growth rates; and (ix) the risks described above under “Risks and Uncertainties”. The Company disclaims any intention or obligations to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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